UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
  _____________________________________________________________
FORM 6-K
  _____________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2018
Commission file number 1- 32479
  _____________________________________________________________
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
   _____________________________________________________________
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
   _____________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes  ☐            No   ☒

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2018

ITEM 1 – FINANCIAL STATEMENTS
TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS) (notes 1 and 2)
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Voyage revenues (notes 5b and 9a)	122,315	100,904	237,621	202,084
Voyage expenses	(7,951)	(996)	(13,752)	(2,433)
Vessel operating expenses (note 9a)	(33,969)	(26,001)	(62,436)	(49,389)
Depreciation and amortization	(29,794)	(26,794)	(59,061)	(52,914)
General and administrative expenses (notes 9a and 13)	(7,096)	(4,642)	(13,667)	(8,799)
Write-down of vessels (notes 14a, b, d and e)	(33,000)	(12,600)	(51,662)	(12,600)
Restructuring charges (note 14c)	—	—	(1,396)	—
Income from vessel operations	10,505	29,871	35,647	75,949
Equity income (loss) (note 6c)	11,194	(507)	37,918	5,380
Interest expense (notes 7 and 10)	(28,171)	(20,525)	(52,877)	(37,513)
Interest income	902	579	1,816	1,433
Realized and unrealized gain (loss) on non-designated derivative instruments (note 10)	4,302	(7,384)	12,303	(6,197)
Foreign currency exchange gain (loss) (notes 7 and 10)	8,443	(15,825)	7,170	(19,393)
Other income (expense) (note 11c)	350	390	(52,232)	781
Net income (loss) before income tax expense	7,525	(13,401)	(10,255)	20,440
Income tax expense (note 8)	(843)	(236)	(1,622)	(393)
Net income (loss)	6,682	(13,637)	(11,877)	20,047
Non-controlling interest in net income (loss)	3,948	2,436	(7,717)	7,063
Preferred unitholders' interest in net income (loss)	6,426	2,813	12,851	5,625
General Partner’s interest in net income (loss)	(68)	(378)	(340)	147
Limited partners’ interest in net income (loss)	(3,624)	(18,508)	(16,671)	7,212
Limited partners’ interest in net income (loss) per common unit: (note 12)
• Basic	(0.05)	(0.23)	(0.21)	0.09
• Diluted	(0.05)	(0.23)	(0.21)	0.09
Weighted-average number of common units outstanding:
• Basic	79,687,499	79,626,819	79,667,384	79,608,587
• Diluted	79,687,499	79,626,819	79,667,384	79,741,256
Cash distributions declared per common unit	0.14	0.14	0.28	0.28
Related party transactions (note 9)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (notes 1 and 2)
(in thousands of U.S. Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Net income (loss)	6,682	(13,637)	(11,877)	20,047
Other comprehensive income:
Other comprehensive income before reclassifications
Unrealized gain (loss) on qualifying cash flow hedging instruments, net of tax (note 10)	6,890	(218)	9,189	(1,014)
Amounts reclassified from accumulated other comprehensive income (loss)
To equity income:
Realized (gain) loss on qualifying cash flow hedging instruments	(526)	595	(617)	1,292
To interest expense:
Realized (gain) loss on qualifying cash flow hedging instruments (note 10)	(2)	—	248
Other comprehensive income	6,362	377	8,820	278
Comprehensive income (loss)	13,044	(13,260)	(3,057)	20,325
Non-controlling interest in comprehensive income (loss)	4,408	2,115	(6,190)	6,732
Preferred unitholders' interest in comprehensive income (loss)	6,426	2,813	12,851	5,625
General and limited partners' interest in comprehensive income (loss)	2,210	(18,188)	(9,718)	7,968
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (notes 1 and 2)
(in thousands of U.S. Dollars)

	As at June 30, 2018	As at December 31, 2017
	$	$
ASSETS
Current
Cash and cash equivalents	177,071	244,241
Restricted cash – current (notes 7 and 10)	53,599	22,326
Accounts receivable, including non-trade of $14,972 (2017 – $13,203)	29,679	24,054
Prepaid expenses	4,800	6,539
Vessels held for sale (notes 14a and 14b)	29,911	33,671
Current portion of derivative assets (note 10)	3,054	1,078
Current portion of net investments in direct financing leases (note 5b)	10,453	9,884
Advances to affiliates (notes 9b and 10)	8,538	7,300
Other current assets (note 2)	2,035	—
Total current assets	319,140	349,093

Restricted cash – long-term (note 7)	29,823	72,868

Vessels and equipment
At cost, less accumulated depreciation of $673,065 (2017 – $681,991)	1,349,449	1,416,381
Vessels related to capital leases, at cost, less accumulated depreciation of $43,659 (2017 – $25,883) (note 5a)	1,406,462	1,044,838
Advances on newbuilding contracts (note 9d)	349,169	444,493
Total vessels and equipment	3,105,080	2,905,712
Investments in and advances to equity-accounted joint ventures (note 6)	1,100,674	1,094,596
Net investments in direct financing leases (note 5b)	480,294	486,106
Derivative assets (note 10)	12,878	6,172
Intangible assets – net	56,650	61,078
Goodwill – liquefied gas segment	35,631	35,631
Other assets (note 5b)	8,055	8,043
Total assets	5,148,225	5,019,299

LIABILITIES AND EQUITY
Current
Accounts payable	2,973	3,509
Accrued liabilities (notes 10, 11c and 14c)	123,713	45,757
Unearned revenue (note 5b)	25,227	25,873
Current portion of long-term debt (note 7)	372,378	552,404
Current obligations related to capital leases (note 5a)	83,374	106,946
In-process contracts	3,445	7,946
Current portion of derivative liabilities (note 10)	64,329	79,139
Advances from affiliates (note 9b)	18,959	12,140
Total current liabilities	694,398	833,714
Long-term debt (note 7)	1,355,377	1,245,588
Long-term obligations related to capital leases (note 5a)	1,123,419	904,603
Other long-term liabilities (note 5a)	42,369	58,174
Derivative liabilities (note 10)	37,059	45,797
Total liabilities	3,252,622	3,087,876
Commitments and contingencies (notes 5, 7, 10 and 11)

Equity
Limited Partners - common units (79.7 million units and 79.6 million units issued and outstanding at June 30, 2018 and December 31, 2017, respectively)	1,502,492	1,539,248
Limited Partners - preferred units (11.8 million units issued and outstanding at June 30, 2018 and December 31, 2017)	285,159	285,159
General Partner	49,403	50,152
Accumulated other comprehensive income	11,772	4,479
Partners' equity	1,848,826	1,879,038
Non-controlling interest	46,777	52,385
Total equity	1,895,603	1,931,423
Total liabilities and total equity	5,148,225	5,019,299
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 2)
(in thousands of U.S. Dollars)

	Six Months Ended June 30,
	2018	2017
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net (loss) income	(11,877)	20,047
Non-cash items:
Unrealized gain on non-designated derivative instruments (note 10)	(20,632)	(3,818)
Depreciation and amortization	59,061	52,914
Write-down of vessels	51,662	12,600
Unrealized foreign currency exchange gain and other	(20,167)	(9,091)
Equity (income) loss, net of dividends received of $11,583 (2017 - $21,281)	(26,335)	15,901
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	—	747
Change in non-cash operating assets and liabilities	56,299	3,145
Expenditures for dry docking	(4,423)	(11,042)
Net operating cash flow	83,588	81,403

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	248,392	166,663
Scheduled repayments of long-term debt	(105,099)	(103,343)
Prepayments of long-term debt	(205,765)	(63,704)
Debt issuance costs	(4,971)	(2,077)
Proceeds from financings related to sale-leaseback of vessels	243,812	297,230
Scheduled repayments of obligations related to capital leases	(25,316)	(19,045)
Cash distributions paid	(34,727)	(28,274)
Dividends paid to non-controlling interest	(157)	(658)
Other	—	(605)
Net financing cash flow	116,169	246,187

INVESTING ACTIVITIES
Capital contributions to equity-accounted joint ventures	(27,071)	(96,960)
Return of capital from equity-accounted joint ventures	—	40,320
Proceeds from sale of equity-accounted joint venture (note 6c)	54,438	—
Receipts from direct financing leases	5,242	9,037
Proceeds from sale of vessel	—	20,580
Expenditures for vessels and equipment	(311,308)	(244,387)
Net investing cash flow	(278,699)	(271,410)
(Decrease) increase in cash, cash equivalents and restricted cash	(78,942)	56,180
Cash, cash equivalents and restricted cash, beginning of the period	339,435	243,173
Cash, cash equivalents and restricted cash, end of the period	260,493	299,353
Supplemental cash flow information (note 15)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY (notes 1 and 2)
(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Partners’ Equity
	Limited Partners
	Common Units	Common Units	Preferred Units	Preferred Units	General Partner	Accumulated Other Comprehensive Income	Non- controlling Interest	Total
	#	$	#	$	$	$	$	$
Balance as at December 31, 2017	79,627	1,539,248	11,800	285,159	50,152	4,479	52,385	1,931,423
Net loss	—	(16,671)	—	12,851	(340)	—	(7,717)	(11,877)
Other comprehensive income	—	—	—	—	—	7,293	1,527	8,820
Distributions declared	—	(22,305)	—	(12,851)	(455)	—	—	(35,611)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(157)	(157)
Change in accounting policy (note 2)	—	1,959	—	—	41	—	739	2,739
Equity based compensation, net of withholding tax of $0.7 million (note 13)	61	261	—	—	5	—	—	266
Balance as at June 30, 2018	79,688	1,502,492	11,800	285,159	49,403	11,772	46,777	1,895,603
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P. (or the Partnership), which is a limited partnership formed under the laws of the Republic of the Marshall Islands, its wholly-owned and controlled subsidiaries and any variable interest entities (or VIEs) of which it is the primary beneficiary. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2017, which are included in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission (or SEC) on April 16, 2018. In the opinion of management of Teekay GP L.L.C., the general partner of the Partnership (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year.

Significant intercompany balances and transactions have been eliminated upon consolidation. In addition, because the Partnership has determined that the entities that have financed certain of the Partnership's liquefied natural gas (or LNG) carriers or LNG carrier newbuildings through sale-leaseback transactions are VIEs that should be consolidated, the presentation of the sale-leaseback transactions in the consolidated statements of cash flows has been adjusted to reflect these transactions as financing activities instead of investing activities in the current and comparative period. This has resulted in a decrease in net investing cash flow of $297 million and an increase in net financing cash flow of $297 million for the six months ended June 30, 2017.

2. Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 became effective for the Partnership as of January 1, 2018, and may be applied, at the Partnership’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Partnership adopted ASU 2014-09 as a cumulative-effect adjustment as of such date. The Partnership has elected to apply ASC 2014-09 only to those contracts that are not completed as of January 1, 2018. The Partnership has identified the following differences on adoption of ASU 2014-09:

•
In certain cases, the Partnership will incur pre-operational costs that relate directly to a specific customer contract, that generate or enhance resources of the Partnership that will be used in satisfying performance obligations in the future, whereby such costs are expected to be recovered via the customer contract. Such costs will be deferred and amortized over the duration of the customer contract. The Partnership previously expensed such costs as incurred unless the costs were directly reimbursable by the contract. This change had no material impact on the statement of income (loss) for the three and six months ended June 30, 2018, and increased other assets by $2.5 million, investments in and advances to equity-accounted joint ventures by $0.2 million, and total equity by $2.7 million as at June 30, 2018. The cumulative increase to opening equity as at January 1, 2018 was $2.7 million.

•
The Partnership previously presented all accrued revenue as a component of accounts receivable. The Partnership has determined that if the right to such consideration is conditioned upon something other than the passage of time, such accrued revenue should be presented apart from accounts receivable. This had the effect of increasing other current assets and decreasing accounts receivable by $2.0 million at June 30, 2018. There was no cumulative impact to opening equity as at January 1, 2018.

In February 2016, FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. ASU 2016-02 is effective January 1, 2019, with early adoption permitted. FASB issued an additional accounting standards update in July 2018 that made further amendments to accounting for leases, including allowing the use of a transition approach whereby a cumulative effect adjustment is made as of the effective date, with no retrospective effect. The Partnership is currently assessing whether it will adopt ASU 2016-02 during 2018 or on January 1, 2019. To determine the cumulative effect adjustment, the Partnership will not reassess lease classification, initial direct costs for any existing leases and whether any expired or existing contracts are or contain leases. The Partnership has identified the following differences based on the work performed to date:

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

•
The adoption of ASU 2016-02 will result in a change in the accounting method for the lease portion of the daily charter hire for the chartered-in vessels of the Partnership’s equity-accounted joint ventures accounted for as operating leases with firm periods of greater than one year. Under ASU 2016-02, the equity accounted joint ventures will recognize a right-of-use asset and a lease liability on the balance sheet for these charters based on the present value of future minimum lease payments, whereas currently no right-of-use asset or lease liability is recognized. This will have the result of increasing the equity-accounted joint venture’s assets and liabilities. The pattern of expense recognition of chartered-in vessels is expected to remain substantially unchanged, unless the right of use asset becomes impaired.

•
The adoption of ASU 2016-02 will result in the Partnership's lease classification assessment being determined when a lease commences instead of when the lease is entered into. The Partnership has entered into charters in prior periods for certain of its vessels currently under construction and which are expected to deliver over the period from 2018 to 2020. Historically, for charters that were negotiated concurrently with the construction of the related vessels, the fair value of the constructed asset was presumed to be its newbuilding cost and no gain or loss was recognized on commencement of the charter if such charters were classified as direct finance leases. On the adoption of ASU 2016-02, the fair value of the vessel is determined based on information available at the lease commencement date and any difference in the fair value of the ship upon commencement of the charter and its carrying value is recognized as a gain or loss upon commencement of the charter.

•
The adoption of ASU 2016-02 will result in the recognition of revenue from the reimbursement of scheduled dry-dock expenditures, where such charter contract is accounted for as an operating lease, occurring upon completion of the scheduled dry-dock, instead of ratably over the period between the previous scheduled dry-dock and the next scheduled dry-dock. The cumulative effect adjustment to the Partnership's consolidated financial statements from the adoption of ASU 2016-02 will vary depending on the period in which the Partnership chooses to adopt ASU 2016-02. The Partnership is expecting to disclose in its consolidated financial statements for the third quarter of 2018 the quantitative impact of adopting ASU 2016-02, once the Partnership has determined the date on which it will adopt the new standard.

•	In addition, direct financing lease payments received will be presented as an operating cash inflow instead of an investing cash inflow in the statement of cash flows.
In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts
and Cash Payments (or ASU 2016-15), which, among other things, provides guidance on two acceptable approaches of classifying distributions received from equity-method investees in the statements of cash flows. ASU 2016-15 became effective for the Partnership as of January 1, 2018, with a retrospective approach required on adoption. The Partnership has elected to classify distributions received from equity method investees in the statement of cash flows based on the nature of the distribution. The adoption of this update did not have a material impact on the financial statements of the Partnership.

In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows: Restricted Cash (or ASU 2016-18).
ASU 2016-18 requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Entities are also required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. ASU 2016-18 became effective for the Partnership as of January 1, 2018. Adoption of ASU 2016-18 resulted in the Partnership including in the consolidated statements of cash flows changes in cash, cash equivalents and restricted cash.

In August 2017, the FASB issued Accounting Standards Update 2017-12, Derivatives and Hedging - Targeted Improvements to Accounting
for Hedging Activities (or ASU 2017-12). ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires, for qualifying hedges, the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The guidance also modifies the accounting for components excluded from the assessment of hedge effectiveness, eases documentation and assessment requirements and modifies certain disclosure requirements. ASU 2017-12 will be effective for the Partnership as of January 1, 2019. The Partnership is currently evaluating the effect of adopting this new guidance.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses
on Financial Instruments (or ASU 2016-13). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Partnership as of January 1, 2020, with a modified-retrospective approach required on adoption. The Partnership is currently evaluating the effect of adopting this new guidance.

3.	Financial Instruments

a) Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Note 3 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2017. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

		June 30, 2018		December 31, 2017
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	260,493	260,493	339,435	339,435
Derivative instruments (note 10)
Interest rate swap agreements – assets	Level 2	6,624	6,624	878	878
Interest rate swap agreements – liabilities	Level 2	(53,679)	(53,679)	(73,984)	(73,984)
Cross-currency swap agreements – assets	Level 2	6,449	6,449	3,758	3,758
Cross-currency swap agreements – liabilities	Level 2	(50,975)	(50,975)	(54,217)	(54,217)
Other derivative	Level 3	2,330	2,330	1,648	1,648
Non-recurring:
Vessels held for sale (note 14b)	Level 2	—	—	16,671	16,671
Vessels and equipment (note 14e)	Level 2	65,209	65,209	—	—
Other:
Advances to equity-accounted joint ventures (note 6)	(i)	131,411	(i)	131,685	(i)
Long-term receivable included in accounts receivable and other assets (ii)	Level 3	1,200	1,194	3,476	3,459
Long-term debt – public (note 7)	Level 1	(379,813)	(387,671)	(376,581)	(384,820)
Long-term debt – non-public (note 7)	Level 2	(1,347,942)	(1,335,443)	(1,421,411)	(1,391,524)
Obligations related to capital leases	Level 2	(1,206,793)	(1,165,890)	(1,011,549)	(1,001,588)

(i)
The advances to equity-accounted joint ventures together with the Partnership’s equity investments in the joint ventures form the net aggregate carrying value of the Partnership’s interests in the joint ventures in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

(ii)
As described in Note 3 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year-ended December 31, 2017, the estimated fair value of the non-interest bearing receivable from Royal Dutch Shell Plc (or Shell) is based on the remaining future fixed payments as well as an estimated discount rate. The estimated fair value of this receivable as of June 30, 2018 was $1.2 million (December 31, 2017 – $3.5 million) using a discount rate of 8.0%. As there is no market rate for the equivalent of an unsecured non-interest bearing receivable from Shell, the discount rate is based on unsecured debt instruments of similar maturity held by the Partnership, adjusted for a liquidity premium. A higher or lower discount rate would result in a lower or higher fair value asset.

Changes in fair value during the six months ended June 30, 2018 and 2017 for the Partnership’s other derivative instrument, the Toledo Spirit time-charter derivative, which is described below and is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), are as follows:

	Six Months Ended June 30,
	2018	2017
	$	$
Fair value at beginning of period	1,648	2,134
Realized and unrealized gains included in earnings	1,669	1,120
Settlement payments	(987)	(1,019)
Fair value at end of period	2,330	2,235
The Partnership’s Suezmax tanker, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The time-charter contract ends in August 2025, although the charterer has the right to terminate the time-charter contract in August 2018. In May 2018, the charterer gave formal notification to the Partnership of its intention to terminate its charter contract subject to certain conditions being met and third-party approvals being received. In order to reduce the variability of its revenue under the Toledo Spirit time-charter, the Partnership entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The estimated fair value of this other derivative is based in part upon the Partnership’s projection of future spot market tanker rates, which has been derived from current spot market tanker rates and long-term historical average rates, as well as an estimated discount

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

rate. The estimated fair value of this other derivative as of June 30, 2018 is based upon an average daily tanker rate of $15,500 (June 30, 2017 – $18,000) over the remaining duration of the charter contract and a discount rate of 9.3% (June 30, 2017 – 8.4%). In developing and evaluating this estimate, the Partnership considers the current tanker market fundamentals as well as the short and long-term outlook. A higher or lower average daily tanker rate would result in a higher or lower fair value liability or a lower or higher fair value asset. A higher or lower discount rate would result in a lower or higher fair value asset or liability.

b) Financing Receivables

The following table contains a summary of the Partnership’s loan receivables and other financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis.

			June 30, 2018	December 31, 2017
Class of Financing Receivable	Credit Indicator	Grade	$	$
Direct financing leases	Payment activity	Performing	490,747	495,990
Other receivables:
Long-term receivable and accrued revenue included in accounts receivable and other assets	Payment activity	Performing	4,093	5,476
Advances to equity-accounted joint ventures (note 6)	Other internal metrics	Performing	131,411	131,685
			626,251	633,151

4.	Segment Reporting

The following table includes results for the Partnership’s segments for the periods presented in these financial statements.

	Three Months Ended June 30,
	2018			2017
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	112,172	10,143	122,315	89,431	11,473	100,904
Voyage expenses	(4,445)	(3,506)	(7,951)	(602)	(394)	(996)
Vessel operating expenses	(30,422)	(3,547)	(33,969)	(21,374)	(4,627)	(26,001)
Depreciation and amortization	(28,661)	(1,133)	(29,794)	(23,839)	(2,955)	(26,794)
General and administrative expenses (i)	(6,199)	(897)	(7,096)	(3,573)	(1,069)	(4,642)
Write-down of vessels	(33,000)	—	(33,000)	—	(12,600)	(12,600)
Income (loss) from vessel operations	9,445	1,060	10,505	40,043	(10,172)	29,871
Equity income (loss)	11,194	—	11,194	(507)	—	(507)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Six Months Ended June 30,
	2018			2017
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	217,221	20,400	237,621	178,378	23,706	202,084
Voyage expenses	(7,253)	(6,499)	(13,752)	(948)	(1,485)	(2,433)
Vessel operating expenses	(55,110)	(7,326)	(62,436)	(40,039)	(9,350)	(49,389)
Depreciation and amortization	(55,882)	(3,179)	(59,061)	(47,059)	(5,855)	(52,914)
General and administrative expenses (i)	(11,986)	(1,681)	(13,667)	(6,953)	(1,846)	(8,799)
Write-down of vessels	(33,000)	(18,662)	(51,662)	—	(12,600)	(12,600)
Restructuring charges	—	(1,396)	(1,396)	—	—	—
Income (loss) from vessel operations	53,990	(18,343)	35,647	83,379	(7,430)	75,949
Equity income	37,918	—	37,918	5,380	—	5,380

(i)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	June 30, 2018	December 31, 2017
	$	$
Total assets of the liquefied gas segment	4,857,355	4,624,321
Total assets of the conventional tanker segment	70,782	112,844
Unallocated:
Cash and cash equivalents	177,071	244,241
Accounts receivable and prepaid expenses	34,479	30,593
Advances to affiliates	8,538	7,300
Consolidated total assets	5,148,225	5,019,299

5.	Vessel Charters

a)Obligations Related to Capital Leases

The minimum estimated charter hire and rental payments for the remainder of the year and the next four fiscal years, as at June 30, 2018, for the Partnership’s vessels chartered-in are as follows:

	Remainder of 2018	2019	2020	2021	2022
Vessel Charters (i)	$	$	$	$	$
Charters-in – capital leases (ii)	87,756	119,534	118,785	117,830	117,035

(i)
The Partnership owns 69% of Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), which is a party to operating leases whereby the Teekay Tangguh Joint Venture is leasing the Tangguh Hiri and Tangguh Sago LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The table above does not include the Partnership’s minimum charter hire payments to be paid and received under these leases, which are described in more detail in Note 5 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2017. Under the terms of the leasing arrangement for the Tangguh LNG Carriers, whereby the Teekay Tangguh Joint Venture is the lessee, the lessor claims tax depreciation on its lease of these vessels. As is typical in these types of leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The carrying amount of tax indemnification guarantees of the Partnership relating to the leasing arrangement through the Teekay Tangguh Joint Venture as at June 30, 2018 was $6.8 million (December 31, 2017 – $7.1 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets. The tax indemnification is for the duration of the lease contracts with the third party plus the years it would take for the lease payments to be statute barred, which will end in 2033 for the vessels. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangement on a voluntary basis at any time. If the lease arrangement terminates, the Teekay Tangguh Joint Venture will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

(ii)
As at June 30, 2018, the Partnership was a party, as lessee, to a capital lease on one Suezmax tanker, the Toledo Spirit. Under this capital lease, the owner has the option to require the Partnership to purchase the vessel. The charterer, who is also the owner, also has the option to cancel the charter contract and the cancellation option is first exercisable in August 2018. The amounts in the table above assume the owner will not exercise its option to require the Partnership to purchase the vessel from the owner, but rather assume the owner will cancel the charter contract when the cancellation right is first exercisable in August 2018 and sell the vessel to a third party, upon which, the remaining lease obligation will be extinguished. Therefore, the table above does not include any amounts after the expected cancellation date of the lease. In May 2018, the charterer of the Toledo Spirit gave formal notification to the Partnership of its intention to terminate its charter contract subject to certain conditions being met and third-party approvals being received.

The Partnership is also a party to capital leases on seven LNG carriers, the Creole Spirit, the Oak Spirit, the Torben Spirit, the Macoma, the Murex, the Magdala and the Myrina. Upon delivery of these seven LNG carriers between February 2016 and May 2018, the Partnership sold these respective vessels to third parties (or the Lessors) and leased them back under 10-year bareboat charter contracts ending in 2026 through to 2028. The bareboat charter contracts are accounted for as obligations related to capital leases and have fixed-price purchase obligations at the end of the lease terms.

As at June 30, 2018, the Partnership has a sale-leaseback agreement in place for one of its LNG carrier newbuildings scheduled to deliver during the remainder of 2018, and upon delivery, the Lessor will charter the vessel back to the Partnership (see Note 16c). As at June 30, 2018, the Partnership had received $58 million from the Lessor relating to the one LNG carrier newbuilding that was recorded in current and long-term obligations related to capital leases in the Partnership's consolidated balance sheets. The Partnership has secured a further $127 million in capital lease financing to be received during the remainder of 2018 upon delivery of the vessel (see Note 16c).

The Partnership understands that these vessels and lease operations are the only assets and operations of the Lessors. The Partnership operates the vessels during the lease term and as a result, is considered to be, under GAAP, each Lessor's primary beneficiary; therefore, the Partnership consolidates the Lessors for financial reporting purposes as VIEs.

The liabilities of the Lessors are loans and are non-recourse to the Partnership. The amounts funded to the Lessors in order to purchase the vessels materially match the funding to be paid by the Partnership's subsidiaries under the sale-leaseback transaction. As a result, the amounts due by the Partnership's subsidiaries to the Lessors have been included in obligations related to capital leases as representing the Lessors' loans.

The obligations of the Partnership under the bareboat charter contracts are guaranteed by the Partnership. In addition, the guarantee agreements require the Partnership to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. As at June 30, 2018, the Partnership was in compliance with all covenants in respect of the obligations related to capital leases.

b)Revenue

The Partnership’s primary source of revenue is chartering its vessels to customers. The Partnership utilizes three primary forms of contracts, consisting of time-charter contracts, voyage charter contracts and bareboat charter contracts. The Partnership also generates revenue from construction supervision and crew-training for the vessels under construction in its joint venture with China LNG Shipping (Holdings) Limited (or China LNG), CETS Investment Management (HK) Co. Ltd. and BW Investments Pte. Ltd (or the Pan Union Joint Venture), in which the Partnership's ownership interests range from 20% to 30%, and from the operation of an LNG receiving and regasification terminal related to its 30%-owned joint venture with National Oil and Gas Authority (30%), Gulf Investment Corporation (24%), and Samsung C&T (16%) (or the Bahrain LNG-Joint Venture). Such services may include the procurement of third party goods and services for the asset’s owner.

Time Charters

Pursuant to a time charter, the Partnership charters a vessel to a customer for a fixed period of time, generally one year or more. The performance obligations within a time-charter contract, which will include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement of performance. In addition, any expenses that are unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the customer, as long as the vessel is not off-hire. Hire is based on a fixed daily hire amount and is typically invoiced monthly in advance for time-charter contracts. However, certain sources of variability exist. Those include penalties, such as those that relate to periods the vessels are off-hire and where minimum speed and performance metrics are not met. In addition, certain time charters contain provisions that allow the Partnership to be compensated for increases in the Partnerships costs during the term of the charter. Such provisions may be in the form of annual hire rate adjustments for changes in inflation indices or interest rates or in the form of cost reimbursements for vessel operating expenditures or dry-docking expenditures. Finally, in a small number of charters, the Partnership may earn a profit share consideration, which occurs when actual spot tanker rates earned by the vessel exceed certain thresholds for a period of time. Variable consideration of the Partnership’s contracts is typically recognized in the period in which the changes in facts and circumstances on which the variable lease payments are based occur as either such revenue is allocated and accounted for under lease accounting requirements or alternatively such consideration is allocated to distinct periods within a contract that such variable consideration was incurred in. The Partnership does not engage in any specific tactics to minimize residual value risk.

As at June 30, 2018, a substantial majority of the Partnership’s vessels operated under time charter contracts with the Partnership’s customers. Such contracts are scheduled to expire between 2018 and 2029. The time charters for many of the Partnership's LNG carriers have options whereby the charterer can extend the contract for periods up to a total extension of between three to 15 years. In addition, each of the

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Partnership's time-charters are subject to certain termination and purchase provisions. As at June 30, 2018, the Partnership had $21.5 million of advanced payments recognized as contract liabilities included in unearned revenue (December 31, 2017 – $22.2 million) which are expected to be recognized as voyage revenues in the following period and are included in unearned revenue on the Partnership's consolidated balance sheets.

Voyage Charters

Voyage charters are charters for a specific voyage that are usually priced on a current or “spot” market rate. The performance obligations within a voyage charter contract, which will typically include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of the voyage, as measured using the time that has elapsed from commencement of performance. In addition, any expenses that are unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the vessel owner. The Partnership’s voyage charters will normally contain a lease; however, judgment is necessary to determine this based upon the decision-making rights the charterer has within the contract. Consideration for such contracts are generally fixed, although certain sources of variability exist. Delays caused by the charterer result in additional consideration. Payment for the voyage is not due until the voyage is completed. The duration of a single voyage will typically be less than three months. The Partnership does not engage in any specific tactics to minimize residual value risk due to the short-term nature of the contracts.

Bareboat Charters

Pursuant to a bareboat charter, the Partnership charters a vessel to a customer for a fixed period of time, generally one year or more, at rates that are generally fixed. However, the customer is responsible for operation and maintenance of the vessel with its own crew as well as any expenses that are unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. If the vessel goes off-hire due to a mechanical issue or any other reason, the monthly hire received by the vessel owner is normally not impacted by such events. The performance obligations within a bareboat charter, which will include the lease of the vessel to the charterer, are satisfied over the duration of such contract, as measured using the time that has elapsed from commencement of the lease. Hire is typically invoiced monthly in advance for bareboat charters, based on a fixed daily hire amount.

Revenue Table

The following tables contain the Partnership’s revenue for the three and six months ended June 30, 2018 and 2017, by contract type and by segment.

	Three Months Ended June 30,
	2018			2017
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Time charters	96,857	4,316	101,173	79,404	10,965	90,369
Voyage charters	6,767	5,719	12,486	—	230	230
Bareboat charters	5,734	—	5,734	7,405	—	7,405
Management fees and other income	2,814	108	2,922	2,622	278	2,900
	112,172	10,143	122,315	89,431	11,473	100,904

	Six Months Ended June 30,
	2018			2017
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Time charters	190,316	9,714	200,030	157,918	21,697	179,615
Voyage charters	10,390	10,470	20,860	—	1,453	1,453
Bareboat charters	11,111	—	11,111	15,835	—	15,835
Management fees and other income	5,404	216	5,620	4,625	556	5,181
	217,221	20,400	237,621	178,378	23,706	202,084

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The following table contains the Partnership’s revenue from contracts that do not contain a lease element and the non-lease element of time-charters accounted for as direct financing leases for the three months ended June 30, 2018 and 2017.

	Three Months Ended		Six Months Ended
	June 30 2018 $	June 30 2017 $	June 30 2018 $	June 30 2017 $
Non-lease revenue - related to sales type or direct financing leases	4,124	4,880	8,264	12,211
Management fees and other income	2,922	2,900	5,620	5,181
Total	7,046	7,780	13,884	17,392

Net Investments in Direct Financing Leases

The Tangguh LNG Carriers commenced their time-charters with their charterers in 2009. Both time-charter contracts are accounted for as direct financing leases with 20-year terms. In 2013, the Partnership acquired two 155,900-cubic meter LNG carriers (or Awilco LNG Carriers) from Norway-based Awilco LNG ASA (or Awilco) and chartered them back to Awilco on five- and four-year fixed-rate bareboat charter contracts (plus a one-year extension option), respectively, with Awilco holding fixed-price purchase obligations at the end of the charters. The bareboat charters with Awilco were accounted for as direct financing leases. In June 2017, the Partnership agreed to amend the charter contracts with Awilco to defer a portion of charter hire and extend the bareboat charter contracts and related purchase obligations on both vessels to December 2019. The amendments have the effect of deferring charter hire of between $10,600 per day and $20,600 per day per vessel from July 1, 2017 until December 2019, with such deferred amounts added to the purchase obligation amounts. As a result of the contract amendments, one of the charter contracts with Awilco was reclassified as an operating lease upon the expiry of its original contract terms in November 2017. The second charter contract with Awilco will be reclassified as an operating lease upon the expiry of its original contract terms in August 2018, and at that time, approximately $131 million will be recorded as part of vessels and equipment. The following table lists the components of the net investments in direct financing leases:

	June 30, 2018 $	December 31, 2017 $
Total minimum lease payments to be received	543,569	568,710
Estimated unguaranteed residual value of leased properties	194,965	194,965
Initial direct costs	344	361
Less unearned revenue	(248,131)	(268,046)
Total net investments in direct financing leases	490,747	495,990
Less current portion	(10,453)	(9,884)
Net investments in direct financing leases	480,294	486,106

As at June 30, 2018, estimated minimum lease payments to be received by the Partnership related to the Tangguh LNG Carrier leases in each of the next five succeeding fiscal years are approximately $19.6 million (remainder of 2018), $39.1 million per year from 2019 through 2022 and an aggregate of $235.7 million thereafter. Both leases are scheduled to end in 2029. In addition, the estimated minimum lease payments to be received by the Partnership in 2018 related to the second Awilco LNG Carrier lease, up to its original contract term in August 2018, are approximately $1.0 million.

Operating Leases

As at June 30, 2018, the minimum scheduled future rentals to be received by the Partnership in each of the next five years for the lease and non-lease elements related to time charters that were accounted for as operating leases are approximately $216.3 million (remainder of 2018), $383.4 million (2019), $350.0 million (2020), $310.4 million (2021), $281.1 million (2022), and $676.3 million thereafter. Minimum scheduled future rentals on operating lease contracts do not include rentals generated from new contracts entered into after June 30, 2018, rentals from vessels in the Partnership’s equity-accounted investments, rentals from unexercised option periods of contracts that existed on June 30, 2018, variable or contingent rentals, or rentals from contracts which commenced after June 30, 2018. Therefore, the minimum scheduled future rentals on operating leases should not be construed to reflect total charter hire revenues for any of these periods.

The carrying amount of the Partnership's vessels which are employed on these time charters as at June 30, 2018, was $2.6 billion (December 31, 2017 – $2.2 billion). The cost and accumulated depreciation of the vessels employed on these time charters as at June 30, 2018 were $3.3 billion (December 31, 2017 – $2.9 billion) and $680.5 million (December 31, 2017 – $646.2 million), respectively.

Contract Costs

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

In certain cases, the Partnership incurs pre-operational costs that relate directly to a specific customer contract, that generate or enhance resources of the Partnership that will be used in satisfying performance obligations in the future, whereby such costs are expected to be recovered via the customer contract. Those costs include costs incurred to reposition a vessel to a location where a charterer will take delivery of the vessel. In certain cases, the Partnership must make judgments about whether costs relate directly to a specific customer contract or whether costs were factored into the pricing of a customer contract and thus expected to be recovered. Such deferred costs are amortized on a straight-line basis over the duration of the customer contract. Amortization of such costs for the three and six months ended June 30, 2018 was $0.2 million and $0.4 million respectively. As at June 30, 2018, repositioning costs of $2.5 million were included as part of other assets in the Partnership's consolidated balance sheets.

6. Equity-Accounted Investments

a) As of June 30, 2018, the Partnership had loans outstanding to Exmar LPG BVBA of $52.3 million (December 31, 2017 – $52.3 million), the Partnership's 50/50 joint venture (or the Exmar LPG Joint Venture) with Exmar NV (or Exmar). These advances bear interest at LIBOR plus 0.50% and have no fixed repayment terms. As at June 30, 2018, the interest receivable on the advances was $nil (December 31, 2017 – $0.2 million). Both the advances and the interest receivable on these advances are included in investments and advances to equity-accounted joint ventures in the Partnership’s consolidated balance sheets.

b) As of June 30, 2018, the Partnership had loans outstanding to the Bahrain LNG Joint Venture of $79.1 million (December 31, 2017 – $79.1 million). As of June 30, 2018, the interest accrued on these advances was nominal (December 31, 2017 – $0.1 million). Both the advances and the accrued interest on these advances are included in investments and advances to equity-accounted joint ventures in the Partnership’s consolidated balance sheets.

c) On January 31, 2018, the Partnership sold its 50% ownership interest in its equity-accounted joint venture with Exmar (or the Excelsior Joint Venture) for gross proceeds of approximately $54 million. As a result of the sale, the Partnership recorded a gain of $5.6 million for the six months ended June 30, 2018, which is included in equity income (loss) in the Partnership's consolidated statements of income (loss).

7. Long-Term Debt

	June 30, 2018	December 31, 2017
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due from 2018 to 2022	110,000	254,275
U.S. Dollar-denominated Term Loans due from 2019 to 2031	1,036,515	935,286
Norwegian Kroner-denominated Bonds due from 2018 to 2021	380,491	377,856
Euro-denominated Term Loans due from 2018 to 2023	217,621	232,957
Other U.S. Dollar-denominated loan	—	10,000
Total principal	1,744,627	1,810,374
Unamortized discount and debt issuance costs	(16,872)	(12,382)
Total debt	1,727,755	1,797,992
Less current portion	(372,378)	(552,404)
Long-term debt	1,355,377	1,245,588

As at June 30, 2018, the Partnership had two revolving credit facilities available, of which one credit facility is current and one is long-term. The two credit facilities, as at such date, provided for borrowings of up to $376.5 million (December 31, 2017 – $443.7 million), of which $266.5 million (December 31, 2017 – $189.4 million) was undrawn. Interest payments are based on LIBOR plus margins, which margins ranged from 1.25% to 2.25%. The amount available under the two revolving credit facilities will be reduced by $200.9 million during the remainder of 2018, $22.4 million in 2019, $23.4 million in 2020, $24.4 million in 2021 and $105.4 million in 2022. The revolving credit facilities may be used by the Partnership to fund general partnership purposes. One of the revolving credit facilities is unsecured, while the other revolving credit facility is collateralized by first-priority mortgages granted on two of the Partnership’s vessels, together with other related security, and includes a guarantee from its two subsidiaries of all outstanding amounts.

As at June 30, 2018, the Partnership had eight U.S. Dollar-denominated term loans outstanding which totaled $1.0 billion in aggregate principal amount (December 31, 2017 – $935.3 million). Interest payments on the term loans are based on LIBOR plus a margin, which margins ranged from 0.30% to 3.25%. The eight term loans require quarterly interest and principal payments and seven term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 20 of the Partnership’s vessels to which the loans relate, together with certain other related security. In addition, at June 30, 2018, all of the outstanding term loans were guaranteed by either the Partnership or Teekay Nakilat Corporation, a joint venture of which the Partnership is a 70% owner (or the Teekay Nakilat Joint Venture).

The Partnership has Norwegian Kroner (or NOK) 3.1 billion of senior unsecured bonds in the Norwegian bond market that mature through 2021. As at June 30, 2018, the total amount of the bonds, which are listed on the Oslo Stock Exchange, was $380.5 million (December 31, 2017 – $377.9 million). The interest payments on the bonds are based on NIBOR plus a margin, which margins ranged from 3.70% to 6.00%. The Partnership entered into cross-currency rate swaps, to swap all interest and principal payments of the bonds into U.S. Dollars, with the

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

interest payments fixed at rates ranging from 5.92% to 7.72% and the transfer of principal fixed at $430.5 million upon maturity in exchange for NOK 3.1 billion (see Note 10).

The Partnership has two Euro-denominated term loans outstanding, which as at June 30, 2018, totaled 186.2 million Euros ($217.6 million) (December 31, 2017 – 194.1 million Euros ($233.0 million)). Interest payments are based on EURIBOR plus margins, which margins ranged from 0.60% to 2.25% as at June 30, 2018, and the loans require monthly interest and principal payments. The term loans have varying maturities through 2023. The term loans are collateralized by first-priority mortgages on two of the Partnership's vessels to which the loans relate, together with certain other related security and are guaranteed by the Partnership and one of its subsidiaries.

The weighted-average interest rates for the Partnership’s long-term debt outstanding at June 30, 2018 and December 31, 2017 were 4.11% and 3.34%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 10). At June 30, 2018, the margins on the Partnership’s outstanding revolving credit facilities and term loans ranged from 0.30% to 3.25%.

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s NOK-denominated bonds, the Partnership’s Euro-denominated term loans and restricted cash, and the change in the valuation of the Partnership’s cross-currency swaps, the Partnership incurred foreign exchange gains (losses) of $8.4 million and $(15.8) million for the three months ended June 30, 2018 and 2017, respectively, and $7.2 million and $(19.4) million for the six months ended June 30, 2018 and 2017, respectively.

The aggregate annual long-term debt principal repayments required subsequent to June 30, 2018, after giving effect to the debt facility refinancing completed in July 2018 (see Note 16a), are $309.1 million (remainder of 2018), $131.5 million (2019), $400.5 million (2020), $405.5 million (2021), $76.7 million (2022) and $421.3 million (thereafter).

Certain loan agreements require that (a) the Partnership maintain minimum levels of tangible net worth and aggregate liquidity, (b) the Partnership maintain certain ratios of vessel values related to the relevant outstanding loan principal balance, (c) the Partnership not exceed a maximum amount of leverage, and (d) certain of the Partnership’s subsidiaries maintain restricted cash deposits. As at June 30, 2018, the Partnership has four facilities with an aggregate outstanding loan balance of $238.8 million that require it to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios ranging from 110% to 135%, which as at June 30, 2018, ranged from 126% to 183%. The vessel values used in calculating these ratios are the appraised values provided by third parties where available, or prepared by the Partnership based on second-hand sale and purchase market data. Since vessel values can be volatile, the Partnership’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Partnership sold any of the vessels. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership's subsidiaries are in default under their term loans or revolving credit facilities and, in addition, the term loan in the Teekay Nakilat Joint Venture requires it to satisfy a minimum vessel value to outstanding loan principal balance ratio to pay dividends. As at June 30, 2018, the Partnership was in compliance with all covenants relating to the Partnership’s credit facilities and term loans.

8. Income Tax

The components of the provision for income taxes were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Current	(569)	(236)	(1,074)	(474)
Deferred	(274)	—	(548)	81
Income tax expense	(843)	(236)	(1,622)	(393)

9. Related Party Transactions

a) Two of the Partnership’s LNG carriers, the Arctic Spirit and Polar Spirit, were employed on long-term charter contracts with subsidiaries of Teekay Corporation which contracts ended in April 2018 and March 2018, respectively. The Partnership and certain of its operating subsidiaries have entered into service agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide to the Partnership and its subsidiaries administrative, commercial, crew training, advisory, business development, technical management and strategic consulting services. In addition, as part of the Partnership's acquisition of its ownership interest in the Pan Union Joint Venture in 2014, the Partnership entered into an agreement with a subsidiary of Teekay Corporation whereby Teekay Corporation’s subsidiary will, on behalf of the Partnership, provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings in the Pan Union Joint Venture, up to their delivery dates. All costs incurred by these Teekay Corporation subsidiaries related to these services are charged to the Partnership and recorded as part of vessel operating expenses. Finally, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Three Months Ended		Six Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
	$	$	$	$
Voyage revenues (i)	1,439	8,564	9,418	17,555
Vessel operating expenses	(5,530)	(4,264)	(11,387)	(9,580)
General and administrative expenses (ii)	(3,230)	(2,355)	(7,329)	(4,462)
General and administrative expenses deferred and capitalized (iii)	(210)	—	(395)	(507)

(i)
Commencing in 2008, the Arctic Spirit and Polar Spirit were time-chartered to Teekay Corporation at a fixed-rate for a period of 10 years. The contract periods for the Polar Spirit and for the Arctic Spirit expired in March 2018 and April 2018, respectively.

(ii)
Includes commercial, strategic, advisory, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and the Partnership's General Partner for costs incurred on the Partnership’s behalf.

(iii)
Includes the Partnership's proportionate costs associated with the Bahrain LNG Joint Venture, including pre-operation, engineering and financing-related expenses, of which $0.6 million and $0.6 million was reimbursed by the Bahrain LNG Joint Venture for the three and six months ended June 30, 2018, respectively ($0.4 million and $0.5 million for the three and six months ended June 30, 2017, respectively). The net costs are recorded as part of investments in and advances to equity-accounted joint ventures in the Partnership's consolidated balance sheets.

b) As at June 30, 2018 and December 31, 2017, non-interest bearing advances to affiliates totaled $8.5 million and $7.3 million, respectively, and non-interest bearing advances from affiliates totaled $19.0 million and $12.1 million, respectively. These advances are unsecured and have no fixed repayment terms. Affiliates are entities that are under common control with the Partnership.

c) The Partnership’s Suezmax tanker, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The time-charter contract ends in August 2025, although the charterer has the right to terminate the time-charter in August 2018. The charterer notified the Partnership in May 2018 of its intention to terminate its charter contract as early as August 2018, subject to certain conditions being met and the receipt of certain third-party approvals. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. The amounts receivable or payable to Teekay Corporation are settled annually (see Notes 3 and 10).

d) The Partnership entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with shipbuilding and site supervision services related to certain LNG carrier newbuildings the Partnership has ordered. These costs are capitalized and included as part of advances on newbuilding contracts in the Partnership’s consolidated balance sheets. For the three and six months ended June 30, 2018, the Partnership incurred shipbuilding and site supervision costs of $3.5 million and $6.8 million, respectively ($6.1 million and $9.4 million for the three and six months ended June 30, 2017, respectively).

e) The Partnership entered into an operation and maintenance contract with the Bahrain LNG Joint Venture and an operating and maintenance subcontract with Teekay Marine Solutions (Bermuda) Ltd. (or TMS), an entity wholly-owned by Teekay Tankers Ltd., which is controlled by Teekay Corporation, relating to the LNG regasification terminal in Bahrain. The Partnership, as the contractor, and TMS, as the subcontractor, agreed to provide pre-mobilization services up to August 2018, and mobilization services and other general operational and maintenance services of the facility thereafter. The subcontractor fees from TMS of $0.1 million and $0.2 million for the three and six months ended June 30, 2018, respectively ($0.1 million and $0.2 million for the three and six months ended June 30, 2017, respectively), are included in general and administrative expenses in the Partnership’s consolidated statements of income (loss). Cost recoveries from the Bahrain LNG Joint Venture of $0.1 million and $0.2 million for the three and six months ended June 30, 2018, respectively ($0.1 million and $0.2 million for the three and six months ended June 30, 2017, respectively), are included in voyage revenues in the Partnership's consolidated statements of income (loss).

10. Derivative Instruments and Hedging Activities

The Partnership uses derivative instruments in accordance with its overall risk management policy.

Foreign Exchange Risk

The Partnership entered into cross-currency swaps concurrently with the issuance of its NOK-denominated senior unsecured bonds (see Note 7), and pursuant to these swaps, the Partnership receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross-currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross-currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Partnership’s NOK-denominated bonds due in 2018, 2020 and 2021, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross-currency swaps as at June 30, 2018.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

		Floating Rate Receivable
Principal Amount NOK (in thousands)	Principal Amount $	Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (Years)
900,000	150,000	NIBOR	4.35%	6.43%	(40,214)	0.2
1,000,000	134,000	NIBOR	3.70%	5.92%	(10,761)	1.9
1,200,000	146,500	NIBOR	6.00%	7.72%	6,449	3.3
					(44,526)

Interest Rate Risk

The Partnership enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on certain of its outstanding floating-rate debt. As at June 30, 2018, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (i)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps	LIBOR	60,000	(1,104)	0.6	4.9
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	137,500	(16,656)	10.5	5.2
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	37,490	(109)	3.1	2.8
U.S. Dollar-denominated interest rate swaps (iii) (iv)	LIBOR	345,878	(9,703)	2.6	3.4
U.S. Dollar-denominated interest rate swaps (iv)	LIBOR	95,333	513	0.5	1.7
U.S. Dollar-denominated interest rate swaps (iv)	LIBOR	189,506	6,111	8.5	2.3
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (v)	EURIBOR	217,621	(26,107)	2.4	3.1
			(47,055)

(i)	Excludes the margins the Partnership pays on its floating-rate term loans, which, at June 30, 2018, ranged from 0.30% to 3.25%.

(ii)	Principal amount reduces semi-annually.

(iii)	These interest rate swaps are subject to mandatory early termination in 2020 and 2021 whereby the swaps will be settled based on their fair value at that time.

(iv)	Principal amount reduces quarterly.

(v)
Principal amount reduces monthly to 70.1 million Euros ($81.9 million) by the maturity dates of the swap agreements. Certain of these Euro-denominated interest rate swaps are subject to mandatory early termination in 2018 whereby the swaps will be settled based on their fair value at that time. Certain of these interest rate swaps were terminated in July 2018.

As at June 30, 2018, the Partnership had multiple interest rate swaps and cross-currency swaps with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these derivative instruments is presented on a gross basis in the Partnership’s consolidated balance sheets. As at June 30, 2018, these interest rate swaps and cross-currency swaps had an aggregate fair value asset of $12.6 million and an aggregate fair value liability of $71.0 million. As at June 30, 2018, the Partnership had $17.2 million (December 31, 2017 – $22.3 million) on deposit as security for swap liabilities under certain master agreements. The deposit is presented as restricted cash – current in the Partnership’s consolidated balance sheets.

Credit Risk

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard &

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

Other Derivative

In order to reduce the variability of its revenue, the Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The fair value of the derivative asset at June 30, 2018 was $2.3 million (December 31, 2017 – asset of $1.6 million).

The following table presents the classification and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s consolidated balance sheets.

	Accounts receivable/Advances to affiliates $	Current portion of derivative assets $	Derivative assets $	Accrued liabilities $	Current portion of derivative liabilities $	Derivative liabilities $
As at June 30, 2018
Interest rate swap agreements	156	874	5,666	(3,456)	(22,045)	(28,250)
Cross-currency swap agreements	—	—	7,212	(645)	(42,284)	(8,809)
Toledo Spirit time-charter derivative	150	2,180	—	—	—	—
	306	3,054	12,878	(4,101)	(64,329)	(37,059)
As at December 31, 2017
Interest rate swap agreements	—	108	1,130	(4,101)	(34,614)	(35,629)
Interest rate swaption agreements	—	—	—	—	(2)	—
Cross-currency swap agreements	—	—	5,042	(810)	(44,523)	(10,168)
Toledo Spirit time-charter derivative	678	970	—	—	—	—
	678	1,078	6,172	(4,911)	(79,139)	(45,797)
Realized and unrealized gains (losses) relating to non-designated interest rate swap agreements, interest rate swaption agreements, and the Toledo Spirit time-charter derivative are recognized in earnings and reported in realized and unrealized gain on non-designated derivative instruments in the Partnership’s consolidated statements of income (loss). The effect of the gain (loss) on these derivatives on the Partnership’s consolidated statements of income (loss) is as follows:

	Three Months Ended June 30,
	2018			2017
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	(4,310)	7,522	3,212	(4,610)	(1,866)	(6,476)
Interest rate swaption agreements	—	—	—	—	112	112
Interest rate swaption agreements termination	—	—	—	(1,005)	—	(1,005)
Toledo Spirit time-charter derivative	150	940	1,090	(135)	120	(15)
	(4,160)	8,462	4,302	(5,750)	(1,634)	(7,384)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Six Months Ended June 30,
	2018			2017
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	(8,788)	19,420	10,632	(9,285)	2,436	(6,849)
Interest rate swaption agreements	—	2	2	—	142	142
Interest rate swaption agreements termination	—	—	—	(610)	—	(610)
Toledo Spirit time-charter derivative	459	1,210	1,669	(120)	1,240	1,120
	(8,329)	20,632	12,303	(10,015)	3,818	(6,197)

Realized and unrealized gains (losses) relating to cross-currency swap agreements are recognized in earnings and reported in foreign currency exchange gain (loss) in the Partnership’s consolidated statements of income (loss). The effect of the gain (loss) on these derivatives on the Partnership's consolidated statements of income (loss) is as follows:

	Three Months Ended June 30,
	2018			2017
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Cross-currency swap agreements	(1,798)	(16,566)	(18,364)	(2,084)	34,906	32,822
Cross-currency swap agreements termination	—	—	—	(25,733)	—	(25,733)
	(1,798)	(16,566)	(18,364)	(27,817)	34,906	7,089

	Six Months Ended June 30,
	2018			2017
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Cross-currency swap agreements	(3,182)	5,768	2,586	(5,621)	37,605	31,984
Cross-currency swap agreements termination	—	—	—	(25,733)	—	(25,733)
	(3,182)	5,768	2,586	(31,354)	37,605	6,251

For the periods indicated, the following table presents the effective and ineffective portions of gains or losses on interest rate swap agreements designated and qualifying as cash flow hedges. The following table excludes any interest rate swap agreements designated and qualifying as cash flow hedges in the Partnership’s equity-accounted joint ventures.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Three Months Ended June 30, 2018				Three Months Ended June 30, 2017
Effective Portion Recognized in AOCI (i) $	Effective Portion Reclassified from AOCI (ii) $	Ineffective Portion (iii) $		Effective Portion Recognized in AOCI (i) $	Effective Portion Reclassified from AOCI (ii) $	Ineffective Portion (iii) $
1,534	2	—	Interest expense	(1,070)	—	(747)	Interest expense
1,534	2	—		(1,070)	—	(747)

Six Months Ended June 30, 2018				Six Months Ended June 30, 2017
Effective Portion Recognized in AOCI (i) $	Effective Portion Reclassified from AOCI (ii) $	Ineffective Portion (iii) $		Effective Portion Recognized in AOCI (i) $	Effective Portion Reclassified from AOCI (ii) $	Ineffective Portion (iii) $
5,090	(248)	740	Interest expense	(1,102)	—	(747)	Interest expense
5,090	(248)	740		(1,102)	—	(747)

(i)	Effective portion of designated and qualifying cash flow hedges recognized in other comprehensive income (or OCI).

(ii)	Effective portion of designated and qualifying cash flow hedges recorded in accumulated other comprehensive income (or AOCI) during the term of the hedging relationship and reclassified to earnings.

(iii)	Ineffective portion of designated and qualifying cash flow hedges recorded in interest expense.

11. Commitments and Contingencies

a) The Partnership’s share of commitments to fund newbuilding and other construction contract costs as at June 30, 2018 are as follows:

	Total $	Remainder of 2018 $	2019 $	2020 $
Consolidated LNG carrier newbuildings (i)	494,083	244,081	250,002	—
Equity-accounted joint ventures (ii)	763,318	243,990	320,028	199,300
	1,257,401	488,071	570,030	199,300

(i)
As at June 30, 2018, the Partnership had four LNG carrier newbuildings on order which are scheduled for delivery during 2018 and 2019. These commitment amounts are described in more detail in Note 13a of the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year-ended December 31, 2017. The Partnership has secured $371 million of undrawn financing related to the remaining commitments for three of the four LNG carrier newbuildings included in the table above.

(ii)
The commitment amounts relating to the Partnership’s share of costs for newbuilding and other construction contracts in the Partnership’s equity-accounted joint ventures are based on the Partnership’s ownership percentage in each respective joint venture as of June 30, 2018. These commitments are described in more detail in Note 13a of the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year-ended December 31, 2017. Based on the Partnership's ownership percentage in each respective joint venture, the Partnership's equity-accounted joint ventures have secured $724 million of undrawn financing related to the Partnership's proportionate share of the remaining commitments included in the table above.

b) Management is required to assess if the Partnership will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. Over the one-year period following the issuance of these financial statements, the Partnership will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet its minimum liquidity requirements under its financial covenants, to finance newbuildings for which financing commitments have not yet been obtained and to repay its debt facilities maturing during the remainder of 2018 and 2019. These anticipated sources of financing include refinancing loan facilities maturing in 2018 (see Note 16a) and 2019 as well as obtaining new debt financing for the unfinanced portion of the Partnership's vessels under construction. The Partnership anticipates making payments related to commitments to fund its wholly-owned vessels under construction of $244.1 million during the remainder of 2018 and $250.0 million during 2019 and to either repay or refinance its debt facilities of $215.5 million maturing during the remainder of 2018 and $26.5 million maturing during 2019.

The Partnership is actively pursuing the alternatives described above, which it considers probable of completion based on the Partnership’s history of being able to refinance similar loan facilities and to obtain new debt financing for its vessels under construction, as well as the progress it has made on the financing process to-date. The Partnership is in various stages of completion with respect to its anticipated new financing facilities.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Based on the Partnership’s liquidity at the date these consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year, and by incorporating the Partnership’s plans to raise additional liquidity that it considers probable of completion, the Partnership estimates that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.
c) The Partnership owns a 70% interest in the Teekay Nakilat Joint Venture, which wholly owns a subsidiary which was the lessee under three separate 30-year capital lease arrangements with a third party for three LNG carriers (or the RasGas II LNG Carriers). Under the terms of the leases, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases in 2006 and subsequently adjusted to maintain the lessor's agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leasing of the RasGas II LNG Carriers; however, the joint venture remained obligated to the lessor for changes in tax treatment.

The UK taxing authority (or HMRC) has been challenging the use by third parties of similar lease structures in the United Kingdom courts. One of those challenges was eventually decided in favor of HMRC (Lloyds Bank Equipment Leasing No. 1 or LEL1), with the lessor and lessee choosing not to appeal further. The LEL1 tax case concluded that capital allowances are not available to the lessor. On the basis of this conclusion, HMRC is now asking lessees on other leases, including the Teekay Nakilat Joint Venture, to accept that capital allowances are not available to their lessors. Under the terms of the Teekay Nakilat Joint Venture lease, the lessor is entitled to make a determination that additional rentals are due, even where a court has not made a determination on whether capital allowances are available or where discussions are otherwise ongoing with HMRC on the matter (such that additional rentals paid may be rebated in due course if the final tax position is not as determined by the lessor). On May 10, 2018, the lessor made a determination that additional rentals are due under the leases. As a result, during the six months ended June 30, 2018, the Teekay Nakilat Joint Venture recognized an additional tax indemnification guarantee liability of $53.0 million included as part of other income (expense) in the Partnership's consolidated statements of income (loss). In June 2018, the Teekay Nakilat Joint Venture partially paid the tax indemnification guarantee liability by releasing its $7.0 million deposit it had made with the lessor. As at June 30, 2018, the Teekay Nakilat Joint Venture’s carrying amount of this estimated tax indemnification guarantee was $56.0 million or 42.3 million GBP (December 31, 2017 – $12.7 million or 9.4 million GBP), which is included as part of accrued liabilities (December 31, 2017, included as part of other long-term liabilities) in the Partnership's consolidated balance sheets. The Teekay Nakilat Joint Venture is in discussions with HMRC in relation to the correct tax treatment to be applied to the leases.

12. Total Capital and Net Income (Loss) Per Common Unit

At June 30, 2018, approximately 68.3% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation. All of the Partnership's outstanding Series A Cumulative Redeemable Perpetual Preferred Units (or the Series A Preferred Units) and Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (or the Series B Preferred Units) are held by the public.

Net Income (Loss) Per Common Unit

Limited partners' interest in net income (loss) per common unit is determined by dividing net income (loss), after deducting the amount of net income (loss) attributable to the non-controlling interests, the General Partner’s interest and the distributions on the Series A and Series B Preferred Units by the weighted-average number of common units outstanding during the period. The computation of limited partners’ interest in net income per common unit - diluted assumes the exercise of all dilutive restricted units using the treasury stock method. The computation of limited partners’ interest in net loss per common unit - diluted does not assume such exercises as the effect would be anti-dilutive. The distributions payable on the Series A and Series B Preferred Units for the three and six months ended June 30, 2018 were $6.4 million and $12.9 million, respectively (three and six months ended June 30, 2017 were $2.8 million and $5.5 million, respectively).

	Three Months Ended June 30,
	2018	2017
	$	$
Limited partners' interest in net (loss) for basic net (loss) per common unit	(3,624)	(18,508)
Weighted average number of common units	79,687,499	79,626,819
Dilutive effect of unit-based compensation	—	—
Common units and common unit equivalents	79,687,499	79,626,819
Limited partner's interest in net (loss) per common unit:
Basic	(0.05)	(0.23)
Diluted	(0.05)	(0.23)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Six Months Ended June 30,
	2018	2017
	$	$
Limited partners' interest in net (loss) income for basic net loss income per common unit	(16,671)	7,212
Weighted average number of common units	79,667,384	79,608,587
Dilutive effect of unit-based compensation	—	132,669
Common units and common unit equivalents	79,667,384	79,741,256
Limited partner's interest in net (loss) income per common unit:
Basic	(0.21)	0.09
Diluted	(0.21)	0.09

The General Partner’s and common unitholders’ interests in net income (loss) are calculated as if all net income (loss) was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditure and anticipated credit needs. In addition, the General Partner is entitled to incentive distributions if the amount the Partnership distributes to common unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income (loss) is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on derivative instruments and foreign currency translation gains or losses.

During the three and six months ended June 30, 2018 and 2017, cash distributions were below $0.4625 per common unit and, consequently, the assumed distribution of net income (loss) was based on the limited partners' and General Partner’s ownership percentage for purposes of the net income (loss) per common unit calculation. For more information on the increasing percentages used to calculate the General Partner’s interest in net income (loss), please refer to the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2017.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.

13. Unit-Based Compensation

In March 2018, a total of 17,498 common units, with an aggregate value of $0.3 million, were granted to the non-management directors of the General Partner as part of their annual compensation for 2018.

The Partnership grants restricted unit awards as incentive-based compensation under the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. The Partnership measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For unit-based compensation awards subject to graded vesting, the Partnership calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation costs of the Partnership’s unit-based compensation awards are reflected in general and administrative expenses in the Partnership’s consolidated statements of income (loss).

During March 2018 and 2017, the Partnership granted 62,283 and 60,809 restricted units, respectively, with grant date fair values of $1.2 million and $1.0 million, respectively, to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries who provide services to the Partnership, based on the Partnership’s closing unit price on the grant date. Each restricted unit is equal in value to one of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The restricted units vest equally over three years from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is canceled, unless their termination arises as a result of the recipient’s retirement, in which case, the restricted unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted unit awards is paid to each recipient in the form of units, net of withholding tax. During the three and six months ended June 30, 2018, a total of nil and 60,680 restricted units (three and six months ended June 30, 2017 – nil and 54,999 restricted units, respectively), with a fair value of $nil and $1.0 million (three and six months ended June 30, 2017 – $nil and $0.8 million), vested. During the three and six months ended June 30, 2018, the Partnership recognized expenses of $0.2 million and $0.9 million, respectively (three and six months ended June 30, 2017 – $0.1 million and $0.8 million, respectively), relating to the restricted units.

14. Write-down and Sale of Vessel

a)In June 2017, the charterer for the European Spirit Suezmax tanker gave formal notice to the Partnership that it would not exercise its one-year extension option under the charter contract and the charterer redelivered the vessel to the Partnership in August 2017. Upon receiving this notification, the Partnership commenced marketing the vessel for sale and expects to sell the vessel in 2018. As a result, the Partnership wrote-down the vessel to its estimated resale value, based on second-hand market comparable values at that time, and recorded a $12.6 million write-down of the vessel for the three and six months ended June 30, 2017. During the six months ended June 30, 2018, the Partnership

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

recorded a further write-down of $3.0 million to the vessel to its estimated resale value. The vessel is classified as held for sale in the Partnership's consolidated balance sheets as at June 30, 2018 and December 31, 2017.

b)In August 2017, the charterer for the African Spirit Suezmax tanker gave formal notice to the Partnership that it will not exercise its one-year extension option under the charter contract and the charterer redelivered the vessel to the Partnership in November 2017. As a result, the Partnership wrote-down the vessel to its estimated resale value, based on second-hand market comparable values at that time, and recorded a $12.5 million write-down of the vessel for the year-ended December 31, 2017. During the six months ended June 30, 2018, the Partnership recorded a further write-down of $2.7 million to the vessel to its estimated resale value. The vessel is classified as held for sale in the Partnership's consolidated balance sheets as at June 30, 2018 and December 31, 2017.

c)Under the Partnership's charter contracts for the Teide Spirit and Toledo Spirit Suezmax tankers, the charterer, who is also the owner of the vessels, has the option to cancel the charter contracts 13 years following commencement of the respective charter contracts. In August 2017, the charterer of the Teide Spirit gave formal notification to the Partnership of its intention to terminate its charter contract subject to certain conditions being met and third-party approvals being received. In October 2017, the charterer notified the Partnership that it was marketing the Teide Spirit for sale and, upon sale of the vessel, it will concurrently terminate its existing charter contract with the Partnership. The charterer’s cancellation option for the Toledo Spirit is first exercisable in August 2018. On May 20, 2018, the charterer of the Toledo Spirit gave formal notification to the Partnership of its intention to terminate its charter contract as early as August 2018 subject to certain conditions being met and the receipt of certain third-party approvals.

In February 2018, the charterer, who is also the owner, of the Partnership's vessel related to capital lease, the Teide Spirit, sold the vessel to a third party. As a result of this sale, the Partnership returned the vessel to the owner, and the full amount of the associated obligation related to capital lease was concurrently extinguished and no gain or loss was recognized during the six months ended June 30, 2018. In addition, the Partnership recorded associated restructuring charges of $1.4 million for the six months ended June 30, 2018 in the Partnership's consolidated statements of income (loss). The remaining balance of unpaid restructuring charges of $0.7 million as at June 30, 2018, is included in accrued liabilities in the Partnership's consolidated balance sheets.

d)    In March 2018, the carrying value of the Alexander Spirit conventional tanker was written down to its estimated fair value, using an appraised value, as a result of changes in the Partnership's expectations of the vessel's future opportunities once its current charter contract ends in 2019. The impairment charge of $13.0 million is included in write-down of vessels for the six months ended June 30, 2018 in the Partnership's consolidated statements of income (loss).

e)    In June 2018, the carrying values for four of the Partnership's seven wholly-owned Multi-gas carriers (the Napa Spirit, Pan Spirit, Camilla Spirit and Cathinka Spirit), were written down to their estimated fair values, using appraised values, as a result of the Partnership's evaluation of alternative strategies for these assets, the current charter rate environment and the outlook for charter rates for these vessels. The total impairment charge of $33.0 million is included in write-down of vessels for the three and six months ended June 30, 2018 in the Partnership's consolidated statements of income (loss).

15. Supplemental Cash Flow Information

The following is a tabular reconciliation of the Partnership's cash, cash equivalents and restricted cash balances for the periods presented in the Partnership's consolidated statements of cash flows:

	June 30, 2018	December 31, 2017	June 30, 2017	December 31, 2016
	$	$	$	$
Cash and cash equivalents	177,071	244,241	191,110	126,146
Restricted cash – current	53,599	22,326	5,896	10,145
Restricted cash – long-term	29,823	72,868	102,347	106,882
	260,493	339,435	299,353	243,173
The Partnership maintains restricted cash deposits relating to certain term loans, collateral for cross-currency swaps (see Note 10), project tenders and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs, which cash totaled $83.4 million and $95.2 million as at June 30, 2018 and December 31, 2017, respectively.

16. Subsequent Events

a)On July 6, 2018, the Partnership refinanced an outstanding $107 million Euro ($125 million) debt facility maturing in 2018 and secured by the Madrid Spirit LNG carrier with a new $100 million Euro ($117 million) debt facility maturing in 2024.
b) On July 10, 2018, the Pan Union Joint Venture took delivery of its third LNG carrier newbuilding, the Pan Europe, in which the Partnership has a 20% ownership interest. The vessel concurrently commenced its 20-year charter contract with Shell.
c) On July 17, 2018, the Partnership took delivery of an LNG carrier newbuilding, the Megara, which concurrently commenced its eight-year charter contract with Shell. Upon delivery of the vessel, the Partnership sold and leased back the vessel under a sale-leaseback financing transaction, which includes a purchase obligation at the end of the 10-year bareboat charter contract.
d) On July 31, 2018, the Partnership’s 50%-owned Exmar LPG Joint Venture took delivery of its ninth LPG carrier newbuilding, the Wepion. In addition, the Exmar LPG Joint Venture completed a three-year, $35 million financing for the Wepion in July 2018.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2018
PART I – FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in "Item 1 - Financial Statements" of this Report on Form 6-K and with our audited consolidated financial statements contained in "Item 18 - Financial Statements" and with "Management’s Discussion and Analysis of Financial Condition and Results of Operations" in "Item 5 - Operating and Financial Review and Prospects" of our Annual Report on Form 20-F for the year ended December 31, 2017.

OVERVIEW

Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. As of June 30, 2018, we had a fleet of 49 LNG carriers (including 11 LNG carrier newbuildings), 29 LPG/Multi-gas carriers (including one LPG carrier newbuilding) and four conventional tankers (including two conventional tankers classified as held for sale). Our ownership interests in these vessels range from 20% to 100%. In addition to our fleet, we have a 30% ownership interest in an LNG receiving and regasification terminal in Bahrain, which is currently under construction.

SIGNIFICANT DEVELOPMENTS IN 2018
LNG Carrier Newbuildings
Consolidated Fleet

Three of our LNG carrier newbuildings, the Magdala, Myrina and Megara, delivered in February 2018, May 2018 and July 2018, respectively. Upon delivery, these vessels were sold to third parties and leased back under 10-year bareboat charter contracts with purchase obligations for each respective vessel and concurrently commenced their six, eight and eight-year charter contracts with Shell Royal Dutch Plc (or Shell), respectively.

We currently have three wholly-owned LNG carrier newbuildings on order, including a floating storage unit (or FSU), which are scheduled for delivery between mid-2018 and early-2019. We have fixed-rate, time-charter contracts in place for all three LNG carrier newbuildings and financing in place for two of our three LNG carrier newbuildings. We expect to secure financing for our one unfinanced LNG carrier newbuilding prior to its delivery.

Pan Union Joint Venture

In January and July 2018, our joint venture with China LNG, CETS Investment Management (HK) Co. Ltd. and BW LNG Investments Pte. Ltd. (or the Pan Union Joint Venture) took delivery of its second and third LNG carrier newbuildings, the Pan Americas and Pan Europe, respectively. Upon delivery, the vessels commenced their 20-year charter contracts with Shell. We have ownership interests ranging from 20% to 30% in these vessels through the Pan Union Joint Venture. The Pan Union Joint Venture currently has one remaining LNG carrier newbuilding, in which we have a 20% ownership interest, which is scheduled for delivery in early-2019. The Pan Union Joint Venture has secured financing in place for its remaining LNG carrier newbuilding.

Yamal LNG Joint Venture

In January 2018, our 50/50 joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture) took delivery of its first ARC7 LNG carrier newbuilding, the Eduard Toll. The vessel concurrently commenced its 28-year charter contract with Yamal Trade Pte. Ltd. The Yamal LNG Joint Venture currently has five remaining ARC7 LNG carrier newbuildings that are scheduled for delivery between late-2018 and early-2020. In addition, the Yamal LNG consortium has asked us to deliver our second ARC7 LNG carrier earlier than the scheduled November date, and we are making arrangements to meet this request in order to service the project’s second LNG train, which is expected to come online in September 2018. The Yamal LNG Joint Venture has secured financing in place for its five remaining ARC7 LNG carrier newbuildings.

LPG Carrier Newbuildings

In March, May and July 2018 our 50/50 joint venture with Exmar NV (or the Exmar LPG Joint Venture), took delivery of its seventh, eighth and ninth LPG carrier newbuildings in the past four years, the Kapellen, Koksijde and Wepion, respectively. The Kapellen is on a short-term charter contract and the other two vessels are currently trading in the spot market. The Kapellen and Koksijde were financed through sales-leaseback financing transactions and in July 2018, the Exmar LPG Joint Venture completed a three-year, $35 million financing for the Wepion.

Re-chartering Activities

In March 2018, upon its scheduled redelivery to us from Teekay Corporation, we re-chartered the Polar Spirit LNG carrier to an Asian-based energy company for a period of approximately three months and then subsequently secured employment for the vessel beginning in July 2018 for nine months with a subsidiary of Petroliam Nasional Berhad (or Petronas). In addition, we secured a four-year charter contract for the Arctic Spirit LNG carrier, also with a subsidiary of Petronas, which commenced immediately upon its redelivery from Teekay Corporation to us in May

2018. In May 2018, we agreed to a six-month charter extension of the Torben Spirit LNG carrier with a major energy company to December 2018.

Teekay Nakilat Capital Lease

We own a 70% interest in Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture), which wholly owns a subsidiary that was the lessee under three separate 30-year capital lease arrangements with a third party for three LNG carriers (or the RasGas II LNG Carriers). Under the terms of the leases, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels and paid the lessee an upfront benefit of $60.9 million at the lease inception. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. As described in "Item 1 - Financial Statements: Note 11(c) - Commitments and Contingencies," the Teekay Nakilat Joint Venture recorded during the six months ended June 30, 2018 an additional tax indemnification guarantee liability of $53.0 million, for a total liability at June 30, 2018 of $56.0 million, net of $7.0 million paid in June 2018, which total liability was estimated primarily based on information received from the lessor and based on the lessor determining that additional rentals are due under the lease agreement. We expect the Teekay Nakilat Joint Venture to pay the remaining $56.0 million liability during the third quarter of 2018. The Teekay Nakilat Joint Venture is in discussions with the United Kingdom taxing authority (or HMRC) in relation to the correct tax treatment to be applied to the leases.

Excelsior Joint Venture

In January 2018, we sold our 50% ownership interest in the joint venture with Exmar NV (or the Excelsior Joint Venture) to a third party for gross proceeds of approximately $54 million. We recognized a gain on the sale of our ownership interest of $5.6 million, which was recorded in equity income (loss) for the six months ended June 30, 2018.

Conventional Tankers

In February 2018, Compañía Española de Petróleos, S.A.U. (or CEPSA), the charterer, who is also the owner, of our vessel related to capital lease, the Teide Spirit, sold the vessel to a third party. As a result of this sale, we returned the vessel to CEPSA and the full amount of the associated obligation related to the capital lease was concurrently extinguished. In addition, we incurred associated seafarer severance payments in 2018 of approximately $1.4 million upon the sale of the vessel.

On May 20, 2018, CEPSA gave formal notification to us of its intention to terminate its charter contract for the Toledo Spirit subject to certain conditions being met and the receipt of certain third-party approvals. The charterer’s cancellation option for the Toledo Spirit is first exercisable in August 2018.

Charter Contracts for MALT LNG Carriers

Two of the six LNG carriers (or MALT LNG Carriers) in our 52% joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture), the Marib Spirit and Arwa Spirit, are currently under long-term contracts expiring in 2029 with Yemen LNG Ltd. (or YLNG), a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, the Teekay LNG-Marubeni Joint Venture agreed in December 2015 to defer a portion of the charter payments for the two LNG carriers from January 1, 2016 to December 31, 2016 and further deferrals were agreed with YLNG to extend the deferral period to the end of the short-term sub-charter contracts for the Marib Spirit and Arwa Spirit, which are currently anticipated to be in August 2018 and March 2019, respectively, unless the short-term sub-charter contracts are further extended in accordance with their terms. Should the LNG plant in Yemen resume operations, it is intended that YLNG will repay the deferred amounts in full, plus interest over a period of time to be agreed upon. However, there is no assurance if or when the LNG plant will resume operations or if YLNG will repay the deferred amounts, and this deferral period may extend beyond 2018 and 2019 as it relates to the Marib Spirit and Arwa Spirit, respectively. Our proportionate share of the estimated impact of the charter payment deferral for 2018 compared to original charter rates earned prior to January 1, 2016 is estimated to be a reduction to equity income ranging from $4 million to $5 million per quarter, which we expect will be partially offset by sub-chartering employment for the Marib Spirit and Arwa Spirit in 2018.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These factors, terms and concepts are described in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 16, 2018.

In accordance with GAAP, we report gross revenues in our consolidated statements of income (loss) and include voyage expenses among our operating expenses. However, consistent with general practice in the shipping industry, we use net voyage revenues (defined as voyage revenues less voyage expenses), a non-GAAP financial measure, as a measure of equating revenues generated from voyage charters to revenues generated from time-charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time-charters, the charterer pays the voyage expenses, whereas under voyage charter contracts the ship owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net voyage revenues are comparable across the different types of contracts. We principally use net voyage revenues because it provides more meaningful information to us than voyage revenues. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. Non-GAAP financial measures may not be comparable to those of other companies which may calculate similar measures differently.

Summary

Our consolidated income from vessel operations decreased to $35.6 million for the six months ended June 30, 2018, compared to $75.9 million in the same period last year. The primary reasons for this decrease, which are reflected in the table below and described following the table, are as follows:

•
write-downs of the Alexander Spirit, European Spirit and African Spirit conventional tankers and the Camilla Spirit, Cathinka Spirit, Napa Spirit and Pan Spirit Multi-gas carriers in 2018, net of the initial write-down of the European Spirit in 2017;

•	lower income from six Multi-gas carriers and two conventional tankers trading in the spot market in 2018; and

•	higher general and administrative expenses in 2018 and restructuring charges related to the sale of the Teide Spirit in February 2018;

partially offset by:

•	deliveries to us of the Torben Spirit, Macoma, Murex, Magdala and Myrina LNG carrier newbuildings between February 2017 and May 2018.

We manage our business and analyze and report our results of operations on the basis of two business segments: the liquefied gas segment and the conventional tanker segment. Details of the changes to our results from operations for the three and six months ended June 30, 2018 compared to the three and six months ended June 30, 2017 for each of our segments are provided below.

Liquefied Gas Segment

As at June 30, 2018, our liquefied gas segment fleet, including newbuildings, included 49 LNG carriers and 29 LPG/Multi-gas carriers, in which our interests ranged from 20% to 100%. However, the table below only includes the 20 LNG carriers and seven LPG/Multi-gas carriers that are accounted for under the consolidation method of accounting.

The table excludes four LNG carrier newbuildings under construction as of June 30, 2018 and the following vessels and other assets accounted for under the equity method: (i) the six MALT LNG Carriers in which we have a 52% ownership interest, (ii) four LNG carriers relating to the Angola LNG project (or the Angola LNG Carriers) in which we have a 33% ownership interest, (iii) four LNG carriers relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 LNG Carriers) in which we have a 40% ownership interest, (iv) two LNG carriers in the Pan Union Joint Venture in which we have a 30% ownership interest and two LNG carrier newbuildings in the Pan Union Joint Venture in which we have a 20% ownership interest, (v) one ARC7 LNG carrier and five ARC7 LNG carrier newbuildings in which we have a 50% ownership interest through the Yamal LNG Joint Venture, (vi) one LNG carrier in which we have a 50% ownership interest with Exmar N.V. (or the Exmar LNG Carrier), (vii) 21 LPG carriers and one LPG carrier newbuilding (or the Exmar LPG Carriers) relating to the Exmar LPG Joint Venture, and (viii) the assets for the development of an LNG receiving and regasification terminal in Bahrain in which we have a 30% ownership interest (or the Bahrain LNG Joint Venture). The comparison of the results from vessels and assets accounted for under the equity method are described below under Other Operating Results – Equity Income.

The following table compares our liquefied gas segment’s operating results for the three and six months ended June 30, 2018 and 2017, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2018 and 2017 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended June 30,		% Change
	2018	2017
Voyage revenues	112,172	89,431	25.4
Voyage expenses	(4,445)	(602)	638.4
Net voyage revenues	107,727	88,829	21.3
Vessel operating expenses	(30,422)	(21,374)	42.3
Depreciation and amortization	(28,661)	(23,839)	20.2
General and administrative expenses(1)	(6,199)	(3,573)	73.5
Write-down of vessels	(33,000)	—	100.0
Income from vessel operations	9,445	40,043	(76.4)
Operating Data:
Revenue Days (A)	2,317	2,035	13.9
Calendar-Ship-Days (B)	2,419	2,073	16.7
Utilization (A)/(B)	95.8%	98.2%

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Six Months Ended June 30,		% Change
	2018	2017
Voyage revenues	217,221	178,378	21.8
Voyage expenses	(7,253)	(948)	665.1
Net voyage revenues	209,968	177,430	18.3
Vessel operating expenses	(55,110)	(40,039)	37.6
Depreciation and amortization	(55,882)	(47,059)	18.7
General and administrative expenses(1)	(11,986)	(6,953)	72.4
Write-down of vessels	(33,000)	—	100.0
Income from vessel operations	53,990	83,379	(35.2)
Operating Data:
Revenue Days (A)	4,569	3,920	16.6
Calendar-Ship-Days (B)	4,719	3,992	18.2
Utilization (A)/(B)	96.8%	98.2%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).
Our liquefied gas segment’s total calendar-ship-days increased by 18.2% to 4,719 days for the six months ended June 30, 2018, from 3,992 days for the same period in 2017 as a result of the deliveries of the Torben Spirit, Murex, Macoma, Magdala and Myrina LNG carrier newbuildings. During the six months ended June 30, 2018, vessels in this segment were off-hire for 100 days for scheduled dry dockings, unscheduled off-hire for 38 days for repairs and idle for 12 days for repositioning to another charter; compared to vessels in this segment being off-hire for 34 days for scheduled dry dockings and unscheduled off-hire for 38 days for repairs in the same period last year. As a result, our utilization decreased to 96.8% for the six months ended June 30, 2018, compared to 98.2% for the same period in 2017.
Net Voyage Revenues. Net voyage revenues increased for the three and six months ended June 30, 2018 from the same periods last year, primarily as a result of:

•	increases of $3.9 million and $7.7 million for the three and six months ended June 30, 2018, respectively, due to the delivery of the Macoma and charter contract commencing in October 2017;

•	increases of $4.1 million and $6.5 million for the three and six months ended June 30, 2018, respectively, due to the delivery of the Magdala and charter contract commencing in February 2018;

•	increases of $3.6 million and $7.3 million for the three and six months ended June 30, 2018, respectively, due to the delivery of the Murex and charter contract commencing in November 2017;

•
increases of $1.2 million and $5.0 million for the three and six months ended June 30, 2018, respectively, due to the delivery of the Torben Spirit and charter contract commencing in March 2017 and earning an increased charter rate during 2018 upon the charterer extending its original contract in 2017;

•
increases of $1.4 million and $3.7 million for the three and six months ended June 30, 2018, respectively, due to the impact of the appreciation of the Euro compared to the U.S. Dollar on our Euro-denominated revenue;

•	an increase of $2.4 million for the three and six months ended June 30, 2018 due to the delivery of the Myrina and charter contract commencing in May 2018;

•
an increase of $2.4 million for the three and six months ended June 30, 2018 relating to 35 days of unscheduled off-hire in the second quarter of 2017 due to repairs required for one of our LNG carriers;

•	an increase of $2.0 million for the six months ended June 30, 2018, due to the Hispania Spirit being off-hire for 31 days in the first quarter of 2017 for a scheduled dry docking;

•	an increase of $1.8 million for the three and six months ended June 30, 2018 due to the reversal of performance claims provisions recorded during 2017; and

•
an increase of $1.1 million for the three months ended June 30, 2018, due to higher spot rates earned on our seven Multi-gas carriers in the Teekay Multi-gas Pool compared to the rates received from their original contracts in 2017;

partially offset by:

•
decreases of $1.4 million and $4.8 million for the three and six months ended June 30, 2018, respectively, primarily related to additional revenue recognized during the first quarter of 2017 relating to the accelerated dry docking of two LNG carriers in 2017, the costs of which will be recoverable from the charterer; and

•	a decrease of $2.0 million for the three and six months ended June 30, 2018 due to the Catalunya Spirit being off-hire for 28 days in the second quarter of 2018 for a scheduled dry dock.

Vessel Operating Expenses. Vessel operating expenses increased for the three and six months ended June 30, 2018 compared to the same periods last year, primarily as a result of the following:

•
increases of $5.3 million and $9.0 million for the three and six months ended June 30, 2018, respectively, due to six Multi-gas carriers, which were previously on bareboat charter contracts, incurring operating expenses following their redelivery to us from I.M. Skaugen SE (or Skaugen) during 2017;

•
increases of $0.9 million and $1.8 million for the three and six months ended June 30, 2018, respectively, due to the reactivation of the Arctic Spirit from lay-up during the third quarter of 2017; and

•	an increase of $1.2 million for the three and six months ended June 30, 2018 due to the acquisition of the Sonoma Spirit in the second quarter of 2017.

Depreciation and Amortization. Depreciation and amortization increased for the three and six months ended June 30, 2018, compared to the same periods last year, primarily due to the deliveries of the Torben Spirit, Murex, Macoma, Magdala and Myrina, and higher dry-dock amortization due to recent dry dockings of our LNG and LPG carriers.

Write-down of vessels. Write-down of vessels increased due to the write-down of the Camilla Spirit, Cathinka Spirit, Napa Spirit and Pan Spirit Multi-gas carriers in the three months ended June 30, 2018 as a result of the Partnership's evaluation of alternative strategies for these assets, the current charter rate environment and the outlook for charter rates for these vessels.

Conventional Tanker Segment

As at June 30, 2018, our conventional tanker fleet included three Suezmax-class double-hulled conventional crude oil tankers and one Handymax Product tanker, three of which we own (including the European Spirit and African Spirit, which are classified as held for sale) and one of which we lease under a capital lease. Two of our conventional tankers operate under fixed-rate charters; the European Spirit and African Spirit have been trading in the spot market as we continue to market them for sale.

The following table compares our conventional tanker segment’s operating results for the three and six months ended June 30, 2018 and 2017, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2018 and 2017 to voyage revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended June 30,		% Change
	2018	2017
Voyage revenues	10,143	11,473	(11.6)
Voyage expenses	(3,506)	(394)	789.8
Net voyage revenues	6,637	11,079	(40.1)
Vessel operating expenses	(3,547)	(4,627)	(23.3)
Depreciation and amortization	(1,133)	(2,955)	(61.7)
General and administrative expenses(1)	(897)	(1,069)	(16.1)
Write-down of vessels	—	(12,600)	(100.0)
Income (loss) from vessel operations	1,060	(10,172)	110.4
Operating Data:
Revenue Days (A)	433	546	(20.7)
Calendar-Ship-Days (B)	455	546	(16.7)
Utilization (A)/(B)	95.2%	100.0%

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Six Months Ended June 30,		% Change
	2018	2017
Voyage revenues	20,400	23,706	(13.9)
Voyage expenses	(6,499)	(1,485)	337.6
Net voyage revenues	13,901	22,221	(37.4)
Vessel operating expenses	(7,326)	(9,350)	(21.6)
Depreciation and amortization	(3,179)	(5,855)	(45.7)
General and administrative expenses(1)	(1,681)	(1,846)	(8.9)
Write-down of vessels	(18,662)	(12,600)	48.1
Restructuring charges	(1,396)	—	100.0
Loss from vessel operations	(18,343)	(7,430)	(146.9)
Operating Data:
Revenue Days (A)	831	1,041	(20.2)
Calendar-Ship-Days (B)	854	1,075	(20.6)
Utilization (A)/(B)	97.3%	96.8%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Our conventional tanker segment's total calendar ship days decreased by 20.6% to 854 days for the six months ended June 30, 2018 from 1,075 days for the same period in 2017 primarily as a result of the sales of the Asian Spirit and Teide Spirit in March 2017 and February 2018, respectively. During the six months ended June 30, 2018, the European Spirit was off-hire for 22 days for a scheduled dry docking compared to 34 idle days for the Asian Spirit between the time its firm charter contract ended in January 2017 and the time the vessel was sold during the same period in 2017. As a result, our utilization increased to 97.3% for the six months ended June 30, 2018 compared to 96.8% for the same period in 2017.

Net Voyage Revenues. Net voyage revenues decreased for the three and six months ended June 30, 2018, respectively, from the same periods last year, primarily as a result of:

•
decreases of $1.7 million and $3.8 million for the three and six months ended June 30, 2018, respectively, due to earning lower rates in the spot market for the European Spirit and African Spirit and a scheduled dry docking of the European Spirit in the second quarter of 2018; and

•	decreases of $2.5 million and $4.1 million for the three and six months ended June 30, 2018, respectively, due to sales of the Asian Spirit and Teide Spirit.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and six months ended June 30, 2018 compared to the same periods last year, primarily as a result of the sales of the Asian Spirit and Teide Spirit.

Depreciation and Amortization. Depreciation and amortization decreased for the three and six months ended June 30, 2018 from the same periods last year, primarily as a result of the sales of the Asian Spirit and Teide Spirit, and the reclassification of the European Spirit and African Spirit to held for sale in the second and fourth quarters of 2017, respectively.

Write-down of Vessels. During the six months ended June 30, 2018, we recorded write-downs of $18.7 million. We recorded a write-down of $13.0 million on the Alexander Spirit conventional tanker to its estimated fair value, using an appraised value, as a result of changes in our expectations of the vessel's future opportunities once its current contract ends in 2019. We also recorded write-downs of $5.7 million on a combined basis on the European Spirit and African Spirit Suezmax tankers as a result of declines in the estimated fair market values of these vessels held for sale. During the three and six months ended June 30, 2017, we recorded a write-down of the European Spirit of $12.6 million as we commenced marketing the vessel for sale during that period.

Restructuring Charges. The restructuring charges of $1.4 million incurred during the six months ended June 30, 2018, relate to seafarer severance costs upon CEPSA’s sale of our vessel related to capital lease, the Teide Spirit.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased to $7.1 million and $13.7 million for the three and six months ended June 30, 2018, respectively, from $4.6 million and $8.8 million for the same periods in 2017, primarily due to higher levels of business development activities and an increase in professional fees due to the lease dispute for our RasGas II LNG Carriers as described above in "Significant Developments in 2018 - Teekay Nakilat Capital Lease" and due to claims against Skaugen for damages and losses for our Multi-gas carriers previously on charter to them.

Equity Income (Loss). Equity income (loss) was $11.2 million and $37.9 million for the three and six months ended June 30, 2018, respectively, compared to $(0.5) million and $5.4 million for the same periods in 2017 as set forth in the tables below:

(in thousands of U.S. Dollars)	Three Months Ended
	Angola LNG Carriers	Exmar LNG Carriers	Exmar LPG Carriers	MALT LNG Carriers	RasGas 3 LNG Carriers	Pan Union LNG Carriers	Yamal LNG Carriers	Bahrain LNG Joint Venture	Total Equity Income (Loss)
Three months ended June 30, 2018	4,824	723	(1,425)	(2,276)	3,310	1,503	4,867	(332)	11,194
Three months ended June 30, 2017	2,397	2,362	(311)	(4,420)	4,044	(30)	(430)	(4,119)	(507)
Difference	2,427	(1,639)	(1,114)	2,144	(734)	1,533	5,297	3,787	11,701

(in thousands of U.S. Dollars)	Six Months Ended
	Angola LNG Carriers	Exmar LNG Carriers	Exmar LPG Carriers	MALT LNG Carriers	RasGas 3 LNG Carriers	Pan Union LNG Carriers	Yamal LNG Carriers	Bahrain LNG Joint Venture	Total Equity Income (Loss)
Six Months Ended June 30, 2018	13,310	7,439	(2,105)	(1,712)	7,505	2,577	5,639	5,265	37,918
Six Months Ended June 30, 2017	6,646	4,637	347	(10,386)	8,925	(58)	(556)	(4,175)	5,380
Difference	6,664	2,802	(2,452)	8,674	(1,420)	2,635	6,195	9,440	32,538

The $2.4 million and $6.7 million increases for the three and six months ended June 30, 2018, respectively, in our 33%-owned investment in the four Angola LNG Carriers was primarily due to mark-to-market changes on non-designated derivative instruments. The mark-to-market changes resulted from increases in long-term LIBOR benchmark interest rates for interest rate swaps compared to the same periods in 2017.
The $1.6 million decrease for the three months ended June 30, 2018 in our 50%-owned investment in the Exmar LNG Carrier was primarily due the sale of the S/S Excelsior LNG Carrier in the first quarter of 2018. The $2.8 million increase for the six months ended June 30, 2018 in the Exmar LNG Carrier was primarily due to a gain of $5.6 million upon the sale of our 50% ownership interest in the Excelsior Joint Venture recorded in equity income, partially offset by lower earnings due to the sale of the Excelsior Joint Venture.
The $1.1 million and $2.5 million decreases for the three and six months ended June 30, 2018, respectively, in our 50% ownership interest in the Exmar LPG Carriers was primarily due to lower spot rates earned during 2018 compared to the same periods in 2017 and due to the sale of the Courcheville in January 2018. These decreases were partially offset by the delivery of three LPG carrier newbuildings between June 2017 and May 2018.
The $2.1 million and $8.7 million increases for the three and six months ended June 30, 2018, respectively, in our 52%-owned investment in the MALT LNG Carriers was primarily due to higher fleet utilization and higher rates earned as a result of certain vessels that operated in the spot market during the three and six months ended June 30, 2017 being on short-term charter contracts during the same periods in 2018.
The $0.7 million and $1.4 million decreases for the three and six months ended June 30, 2018, respectively, in our RasGas 3 LNG Carriers was primarily due to higher interest expense as a result of an increase in LIBOR rates compared to the same periods in 2017.

The $1.5 million and $2.6 million increases for the three and six months ended June 30, 2018, respectively, in our investment in the Pan Union LNG Carriers was primarily due to the deliveries of its first two LNG carrier newbuildings, the Pan Asia and Pan Americas, in October 2017 and January 2018, respectively, in which we have a 30% ownership interest.
The $5.3 million and $6.2 million increases for the three and six months ended June 30, 2018, respectively, in our 50%-owned investment in the Yamal LNG Carriers was primarily due to the delivery of its first ARC7 LNG carrier newbuilding, the Eduard Toll, in January 2018.
The $3.8 million and $9.4 million increases for the three and six months ended June 30, 2018, respectively, in our 30%-owned investment in the Bahrain LNG Joint Venture was primarily due to unrealized gains on designated and non-designated derivative instruments recorded in 2018 compared to losses recorded in the same periods in 2017 due to mark-to-market changes.
Interest Expense. Interest expense increased to $28.2 million and $52.9 million for the three and six months ended June 30, 2018, respectively, from $20.5 million and $37.5 million for the same periods last year. Interest expense primarily reflects interest incurred on our long-term debt and obligations related to capital leases. These changes were primarily the result of:

•
increases of $7.7 million and $13.8 million for the three and six months ended June 30, 2018, respectively, relating to interest incurred on the obligations related to capital leases for the Torben Spirit, Murex, Macoma, Magdala and Myrina commencing upon their deliveries; and

•	increases of $2.1 million and $3.8 million for the three and six months ended June 30, 2018, respectively, as a result of higher LIBOR rates net of principal debt repayments.
Realized and Unrealized Gain (Loss) on Non-designated Derivative Instruments. Net realized and unrealized gains on non-designated derivative instruments were $4.3 million and $12.3 million for the three and six months ended June 30, 2018, respectively, as compared to net realized and unrealized losses of $7.4 million and $6.2 million in the same periods last year as set forth in the table below:

(in thousands of U.S. Dollars)	Three Months Ended June 30,
	2018			2017
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(4,310)	7,522	3,212	(4,610)	(1,866)	(6,476)
Interest rate swaption agreements	—	—	—	—	112	112
Interest rate swaption agreements termination	—	—	—	(1,005)	—	(1,005)
Toledo Spirit time-charter derivative	150	940	1,090	(135)	120	(15)
	(4,160)	8,462	4,302	(5,750)	(1,634)	(7,384)

(in thousands of U.S. Dollars)	Six Months Ended June 30,
	2018			2017
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(8,788)	19,420	10,632	(9,285)	2,436	(6,849)
Interest rate swaption agreements	—	2	2	—	142	142
Interest rate swaption agreements termination	—	—	—	(610)	—	(610)
Toledo Spirit time-charter derivative	459	1,210	1,669	(120)	1,240	1,120
	(8,329)	20,632	12,303	(10,015)	3,818	(6,197)

As at June 30, 2018 and 2017, we had interest rate swap agreements, excluding our swap agreements with future commencement dates, with aggregate average net outstanding notional amounts of approximately $1 billion and $617 million, respectively, with average fixed rates of 3.2% and 3.7%, respectively, for the respective three-month periods then ended. The decreases in realized losses relating to our interest rate swaps from 2017 to 2018 were primarily due to an increase in LIBOR compared to the same periods last year, which decreased our settlement payments.

During the three months ended June 30, 2018, we recognized unrealized gains on our interest rate swap agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $3.1 million of unrealized gains relating to increases in long-term forward LIBOR benchmark interest rates, relative to March 31, 2018, and reclassification of $2.4 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

During the six months ended June 30, 2018, we recognized unrealized gains on our interest rate swap agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $11.5 million of unrealized gains relating to increases in long-term forward LIBOR benchmark interest rates, relative to the beginning of 2018, and reclassification of $4.8 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

During the three months ended June 30, 2018, we also recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from $0.1 million of unrealized gains relating to increases in long-term forward EURIBOR benchmark interest rates, relative to March 31, 2018, and reclassification of $1.9 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

During the six months ended June 30, 2018, we recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from reclassification of $3.9 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $0.8 million of unrealized losses relating to decreases in long-term forward EURIBOR benchmark interest rates, relative to the beginning of 2018.

The projected forward average tanker rates in the tanker market decreased at June 30, 2018, compared to March 31, 2018 and the beginning of 2018, which resulted in $0.9 million and $1.2 million of unrealized gains on our Toledo Spirit time-charter derivative for the three and six months ended June 30, 2018, respectively. The Toledo Spirit time-charter derivative is the agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. Please read “Item 1 - Financial Statements: Note 9c - Related Party Transactions".

During the three months ended June 30, 2017, we recognized unrealized losses on our interest rate swap and swaption agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $5.5 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates, relative to March 31, 2017, partially offset by transfers of $2.7 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

During the six months ended June 30, 2017, we recognized unrealized losses on our interest rate swap and swaption agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $6.3 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates, relative to the beginning of 2017, partially offset by transfers of $5.4 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

During the three months ended June 30, 2017, we also recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from transfers of $2.0 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $0.9 million of unrealized losses relating to decreases in long-term forward EURIBOR benchmark interest rates, relative to March 31, 2017.

During the six months ended June 30, 2017, we recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from transfers of $3.9 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $0.4 million of unrealized losses relating to decreases in long-term forward EURIBOR benchmark interest rates, relative to the beginning of 2017.

The projected forward average tanker rates in the tanker market decreased at June 30, 2017, compared to March 31, 2017 and the beginning of 2017, which resulted in $0.1 million and $1.2 million for the three and six months ended June 30, 2017, respectively, of unrealized gains on our Toledo Spirit time-charter derivative.

Foreign Currency Exchange Gain (Loss). Foreign currency exchange gains were $8.4 million and $7.2 million for the three and six months ended June 30, 2018, respectively, compared to losses of $15.8 million and $19.4 million for the same periods last year. These foreign currency exchange gains and losses are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on our cross-currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For the three months ended June 30, 2018, foreign currency exchange gains included unrealized gains on revaluation of our NOK-denominated debt of $14.9 million and unrealized gains on the revaluation of Euro-denominated and non-U.S. Dollar-denominated cash, restricted cash, working capital and debt of $11.9 million. These gains were partially offset by realized losses of $1.8 million on our cross-currency swaps and unrealized losses of $16.6 million on our cross-currency swaps.

For the six months ended June 30, 2018, foreign currency exchange gains included unrealized gains on the revaluation of our Euro-denominated and non-U.S. Dollar-denominated cash, restricted cash, working capital and debt of $7.2 million, and unrealized gains of $5.8 million on our cross-currency swaps. These gains were offset by realized losses of $3.2 million on our cross-currency swaps and unrealized losses on the revaluation of our NOK-denominated debt of $2.6 million.

For the three months ended June 30, 2017, foreign currency exchange losses included realized losses of $2.1 million on our cross-currency swaps, the unrealized losses on the revaluation of our NOK-denominated debt of $10.6 million, and unrealized losses on the revaluation of our Euro-denominated cash, restricted cash, working capital and debt of $12.3 million. These losses were partially offset by unrealized gains of $9.2 million on our cross-currency swaps.

For the six months ended June 30, 2017, foreign currency exchange losses included realized losses of $5.6 million on our cross-currency swaps, the unrealized losses on the revaluation of our NOK-denominated debt of $11.2 million, and unrealized losses on the revaluation of our Euro-denominated cash, restricted cash, working capital and debt of $14.5 million. These losses were partially offset by unrealized gains of $11.9 million on our cross-currency swaps.

Other Comprehensive Income (OCI). OCI was $6.4 million and $8.8 million for the three and six months ended June 30, 2018, respectively, compared to $0.4 million and $0.3 million for the same periods last year, due to changes in the valuation of interest rate swaps accounted for using hedge accounting within the Teekay Nakilat Joint Venture, in which we own a 70% interest, and certain of our equity-accounted joint ventures. During the three and six months ended June 30, 2018, we recognized unrealized gains on our interest rate swaps accounted for using hedge accounting relating to increases in long-term forward LIBOR benchmark interest rates, relative to March 31, 2018 and the beginning of 2018. During the three and six months ended June 30, 2017, we recognized unrealized gains on valuation of interest rate swaps accounted using hedge accounting relating to transfers of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates, relative to March 31, 2017 and the beginning of 2017, respectively.

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. Our primary liquidity needs for the remainder of 2018 through 2019 include payment of our quarterly distributions, including payments of distributions on our common units and Series A and Series B Preferred Units, operating expenses, dry-docking expenditures, debt service costs, scheduled repayments of long-term debt, bank debt maturities, committed capital expenditures and the funding of general working capital requirements. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, proceeds from debt and capital lease financings, equity issuances and dividends we expect to receive from our equity-accounted joint ventures. For the next twelve months, we expect that our existing liquidity, combined with the cash flow we expect to generate from our operations and receive as dividends from our equity-accounted joint ventures, will be sufficient to finance a portion of our liquidity needs, including the equity portion of our committed capital expenditures. Our remaining liquidity needs include the requirement to secure financing for an adequate portion of our committed capital expenditures, to refinance our loan facilities maturing during the remainder of 2018 and 2019, to repay or refinance our NOK-denominated bonds due in September 2018 and to fund our proportionate share of the tax exposure relating to the lease arrangements that the Teekay Nakilat Joint Venture had previously entered into (please read "Item 1 - Financial Statements: Note 11c - Commitments and Contingencies"). Please read "Item 1 - Financial Statements: Note 11b - Commitments and Contingencies," for information about required funding for the remainder of 2018 through 2019. We already have committed debt financing in place for the following vessels and projects: our wholly-owned LNG carrier under conversion to a FSU for the Bahrain LNG Joint Venture; our wholly-owned LNG carrier newbuilding to be chartered on a 13-year charter contract with BP Plc; one LNG carrier under construction in the Pan Union Joint Venture; all five ARC7 LNG carrier newbuildings under construction for the Yamal LNG Joint Venture; and the assets of the Bahrain LNG Joint Venture formed for the development of an LNG receiving and regasification terminal in Bahrain. We are in the process of securing debt financing for one wholly-owned LNG carrier under construction which delivers in 2019.

Our annual liquidity needs beyond 2018 are currently expected to decline compared to the remainder of 2018, as a majority of our existing capital expenditure commitments relate to 2018. Our ability to continue to expand the size of our fleet over the long-term is dependent upon our ability to generate operating cash flow, obtain long-term bank borrowings and other debt, as well as our ability to raise debt or equity financing through public or private offerings.

Our revolving credit facilities, term loans and obligations related to capital leases are described in "Item 1 - Financial Statements: Note 5a - Vessel Charters - Obligations Related to Capital Leases and Note 7 - Long-Term Debt". They contain covenants and other restrictions typical of debt financing secured by vessels, which restrict the vessel-owning or lessee subsidiaries from: incurring or guaranteeing indebtedness; changing ownership or organizational structure, including mergers, consolidations, liquidations and dissolutions; paying dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; and entering into new lines of business. Certain of our revolving credit facilities and term loans require us to maintain financial covenants. If we do not meet these financial covenants, the lender or lessor may limit our ability to borrow additional funds under our credit facilities and accelerate the repayment of our revolving credit facilities, term loans and capital leases, which would have a significant impact on our short-term liquidity requirements. As at June 30, 2018, we had four facilities with an aggregate outstanding loan balance of $238.8 million that require us to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios ranging from 110% to 135%, which as at June 30, 2018 ranged from 126% to 183%. The vessel values used in calculating these ratios are the appraised values provided by third parties where available, or prepared by the Partnership based on second-hand sale and purchase market data. Since vessel values can be volatile, our estimate of market value may not be indicative of either the current or future price that could be obtained if the related vessel was actually sold. As at June 30, 2018, we and our affiliates were in compliance with all covenants relating to our credit facilities, term loans and capital leases.

As at June 30, 2018, our consolidated cash and cash equivalents were $177.1 million, compared to $244.2 million at December 31, 2017. Our total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $443.6 million as at June 30, 2018, compared to $433.6 million as at December 31, 2017. The increase in total consolidated liquidity was primarily due to cash generated from operations, proceeds from our sale-leaseback transactions completed during the six months ended June 30, 2018 and proceeds from the sale of our 50% ownership interest in the Excelsior Joint Venture. The increase in total consolidated liquidity was partially offset by funding of our committed projects, including capital contributions into the Pan Union Joint Venture and Teekay LNG-Marubeni Joint Venture.

As at June 30, 2018, we had a working capital deficit of $375.3 million, which is primarily the result of: an aggregate amount of $131.5 million of our credit facilities being classified as current portion of long-term debt due to their maturities during the remainder of 2018 and mid-2019; $110.5 million of our NOK bonds being classified as current due to their maturity dates in September 2018; and $25.2 million of current obligations related to capital leases relating to the Toledo Spirit, under which the owner has the option to require us to purchase the vessel. However, we believe that the owner will not exercise its option to require us to purchase the vessel, but rather we expect that the owner, as indicated in a notice provided to us in May 2018, will cancel the charter contract when the cancellation right is first exercisable in August 2018 and sell the vessel to a third party, upon which the remaining lease obligations would be extinguished without any expected cash flow impact directly relating to such extinguishment. We expect to manage our working capital deficit primarily with net operating cash flow and dividends from our equity-accounted joint ventures, equity issuances, debt refinancings (including the completed refinancing of a long-term debt facility in July 2018), and, to a lesser extent, existing undrawn revolving credit facilities. As at June 30, 2018, we had undrawn revolving credit facilities of $266.5 million. Please read “Item 1 - Financial Statements: Note 11b - Commitments and Contingencies” for information about required funding over the next 12 months.

Cash Flows. The following table summarizes our cash flows for the periods presented:

(in thousands of U.S. Dollars)	Six Months Ended June 30,
	2018	2017
Net cash flow from operating activities	83,588	81,403
Net cash flow from financing activities	116,169	246,187
Net cash flow used for investing activities	(278,699)	(271,410)

Operating Cash Flows. Net cash flow from operating activities increased to $83.6 million for the six months ended June 30, 2018, from $81.4 million for the same period last year, primarily due to the increase in cash flows generated by the deliveries to us of the Torben Spirit, Macoma, Murex, Magdala and Myrina LNG carriers between February 2017 and May 2018. These increases were partially offset by a decrease in cash flows from our six Multi-gas carriers; two conventional tankers trading in the spot market in 2018, the sales of the Asian Spirit and Teide Spirit conventional tankers in March 2017 and February 2018, respectively, and more off-hire days in 2018 for scheduled dry docking as compared to the same period last year.

Net cash flow from operating activities depends upon the timing and amount of dry-docking expenditures, repair and maintenance activity, the impact of vessel additions and dispositions on operating cash flows, foreign currency rates, changes in interest rates, timing of dividends received from equity-accounted investments, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel dry dockings tends to vary each period depending on the vessels’ maintenance schedule.

Our equity-accounted joint ventures are generally required to distribute all available cash to their owners. However, the timing and amount of dividends from each of our equity-accounted joint ventures may not necessarily coincide with the operating cash flow generated from each respective equity-accounted joint venture. The timing and amount of dividends distributed by our equity-accounted joint ventures are affected by the timing and amounts of debt repayments in the joint ventures, capital requirements of the joint ventures, as well as any cash reserves maintained in the joint ventures for operations, capital expenditures and/or as required under financing agreements.

Financing Cash Flows. Net cash flow generated from financing activities decreased to $116.2 million for the six months ended June 30, 2018, from $246.2 million for the same period last year, primarily due to: higher debt prepayments and repayments of $143.8 million primarily due to repayment of certain credit facilities upon completion of refinancings in the six months ended June 30, 2018; $243.8 million of net proceeds we received from the sale-leaseback financing transactions for the Magdala and Myrina during the six months ended June 30, 2018, compared to $297.2 million in the same period in 2017 from the sale-leaseback financing transactions completed for the Torben Spirit and five of our wholly-owned LNG carrier newbuildings; and a $6.5 million increase in cash distributions paid as a result of the issuance of our Series B Preferred Units in October 2017. These decreases in cash flows from financing activities during the six months ended June 30, 2018, were partially offset by a $78.8 million increase in net proceeds from the issuance of long-term debt primarily due to refinancings completed in 2018 and the timing of drawdowns on certain of our existing debt facilities.

Investing Cash Flows. Net cash flow used for investing activities increased to $278.7 million for the six months ended June 30, 2018, compared to $271.4 million for the same period last year, primarily due to $311.3 million of cash expenditures for vessels and equipment, primarily for newbuilding installment payments and shipbuilding supervision costs for our LNG carrier newbuildings, during the six months ended June 30, 2018, compared to $244.4 million during the same period last year; a $40.3 million return of capital we received during the six months ended June 30, 2017 from Teekay Nakilat (III) Corporation, in which we have a 40% ownership interest, upon completion of its debt refinancing in late-2016, compared to no distributions received during the same period in 2018; and a $3.8 million decrease in receipts from direct financing leases primarily due to our lease payment deferral agreement with one of our customers. The increase in cash used in investing activities was partially offset by the $54.4 million proceeds received from the sale of our 50% ownership interest in the Excelsior Joint Venture in March 2018, compared to $20.6 million from the sale of the Asian Spirit in March 2017; and our contribution of $27.1 million to our equity-accounted joint ventures for the six months ended June 30, 2018, compared to $97.0 million during the same period last year, primarily to fund project expenditures in the Yamal LNG Joint Venture, the Bahrain LNG project, and the Pan Union Joint Venture, and for working capital requirements for the Teekay LNG-Marubeni Joint Venture.

Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as at June 30, 2018:

	Total	Remainder of 2018	2019	2020	2021	2022	Beyond 2022
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt(1)
Scheduled repayments	501.2	53.1	106.4	102.7	69.5	42.9	126.6
Repayments at maturity	645.3	125.4	—	148.8	161.2	5.0	204.9
Commitments under capital leases(2)	1,657.2	87.8	119.5	118.8	117.8	117.0	1,096.3
Commitments under operating leases(3)	256.9	11.9	23.9	23.9	23.9	23.9	149.4
Newbuilding installments/shipbuilding supervision(4)	1,257.4	488.1	570.0	199.3	—	—	—
Total U.S. Dollar-denominated obligations	4,318.0	766.3	819.8	593.5	372.4	188.8	1,577.2
Euro-Denominated Obligations(5)
Long-term debt(6)	217.6	20.1	25.1	26.3	27.5	28.8	89.8
Total Euro-denominated obligations	217.6	20.1	25.1	26.3	27.5	28.8	89.8
NOK-Denominated Obligations(5)
Long-term debt(7)	380.5	110.5	—	122.7	147.3	—	—
Total NOK-Denominated obligations	380.5	110.5	—	122.7	147.3	—	—
Totals	4,916.1	896.9	844.9	742.5	547.2	217.6	1,667.0

(1)
Excludes expected interest payments of $21.8 million (remainder of 2018), $38.3 million (2019), $30.6 million (2020), $20.7 million (2021), $15.4 million (2022) and $42.4 million (beyond 2022). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at June 30, 2018, plus margins on debt that has been drawn that range up to 3.25% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge for certain of our variable-rate debt. In addition, the above table does not reflect scheduled debt repayments in our equity-accounted joint ventures.

(2)
Includes, in addition to lease payments, amounts we may be or are required to pay to purchase a leased vessel at the end of its lease term. For one of our nine obligations related to capital leases, the lessor has the option to sell the Suezmax tanker to us at any time during the remaining lease term; however, in this table we have assumed the lessor will not exercise its right to sell the Suezmax tanker to us until after the lease term expires, which is during 2018. The purchase price for any Suezmax tanker we are required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which is included in the table above. We expect to satisfy any such purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to our assuming the financing obligations. Please read “Item 1 - Financial Statements: Note 5a - Vessel Charters - Obligations Related to Capital Leases”.

(3)	We have corresponding leases whereby we are the lessor and expect to receive approximately $228.4 million under these leases from the remainder of 2018 to 2029.

(4)
As of June 30, 2018, we had agreements for the construction of four wholly-owned LNG carrier newbuildings, of which the estimated remaining costs totaled $494.1 million. As of June 30, 2018, we had secured $371 million of undrawn financing related to the commitments for three of the four LNG carrier newbuildings included in the table above.

As part of the acquisition of an ownership interest in the Pan Union Joint Venture, we agreed to assume Shell’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings and to fund our proportionate share of the remaining newbuilding installments. The estimated remaining costs for the shipbuilding supervision and crew training services and our proportionate share of newbuilding installments totaled $40.1 million as of June 30, 2018. However, as part of this agreement with Shell, we expect to recover $1.2 million of the shipbuilding supervision and crew training costs from Shell between the remainder of 2018 and 2019 and as of June 30, 2018, the Pan Union Joint Venture has secured undrawn financing of $49 million based on our proportionate share of the remaining newbuilding installments included in the table above.
In July 2014, the Yamal LNG Joint Venture, in which we have a 50% ownership interest, entered into agreements for the construction of six ARC7 LNG carrier newbuildings, one of which delivered in January 2018 (the Eduard Toll). As of June 30, 2018, our 50% share of the estimated remaining costs for these five remaining newbuildings totaled $619.9 million, of which the Yamal LNG Joint Venture has secured undrawn financing of $581 million based on our proportionate share of the remaining newbuilding installments included in the table above.
The Bahrain LNG Joint Venture, in which we have a 30% ownership interest, is developing an LNG receiving and regasification terminal in Bahrain. The project will be owned and operated under a 20-year agreement commencing in early-2019 with a fully-built up cost of approximately $889 million. As of June 30, 2018, our 30% share of the estimated remaining costs included in the table above is $90.6 million, of which the Bahrain LNG Joint Venture has secured undrawn debt financing of $94 million based on our proportionate share.
The table above includes our proportionate share of the newbuilding costs for one LPG carrier newbuilding scheduled for delivery during the remainder of 2018 in the Exmar LPG Joint Venture. As of June 30, 2018, our 50% share of the estimated remaining costs included in the table above for this one LPG carrier newbuilding totaled $12.7 million. In July 2018, the Exmar LPG Joint Venture completed a three-year, $35 million financing for this one LPG carrier newbuilding.

(5)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rates as of June 30, 2018.

(6)
Excludes expected interest payments of $1.0 million (remainder of 2018), $1.8 million (2019), $1.6 million (2020), $1.3 million (2021), $1.0 million (2022) and $0.9 million (beyond 2022). Expected interest payments give effect to the debt refinancing completed in July 2018 of one of our debt facilities and are based on EURIBOR at June 30, 2018, plus margins that range up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of June 30, 2018. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt. In addition, the repayment amounts give effect to the July 2018 refinancing of one of our debt facilities of 107 million Euro ($125 million) maturing in 2018 with a new 100 million Euro ($117 million) debt facility maturing in 2024.

(7)
Excludes expected interest payments of $9.7 million (remainder of 2018), $16.4 million (2019), $13.4 million (2020) and $5.2 million (2021). Expected interest payments are based on NIBOR at June 30, 2018, plus margins that range up to 6.00%, as well as the prevailing U.S. Dollar/NOK exchange rate as of June 30, 2018. The expected interest payments do not reflect the effect of the related cross-currency swaps that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our NOK-denominated long-term debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity-accounted investments are shown in “Item 18 – Notes to Consolidated Financial Statements: Note 6 – Equity-Accounted Investments” of our Annual Report on Form 20-F for the year ended December 31, 2017.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in "Item 5 - Operating and Financial Review and Prospects - Critical Accounting Estimates" of our Annual Report on Form 20-F for the year ended December 31, 2017, are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our critical accounting policies, please read "Item 5 - Operating and Financial Review and Prospects - Critical Accounting Estimates" and "Item 18 - Financial Statements: Note 1 - Summary of Significant Accounting Policies" in our Annual Report on Form 20-F for the year ended December 31, 2017. Other than what has been disclosed in "Item 1 - Financial Statements: Note 2 - Accounting Pronouncements, and Note 11c - Commitments and Contingencies", there have been no significant changes in accounting estimates and assumptions from those discussed in the Form 20-F.

At June 30, 2018, we had one reporting unit with goodwill attributable to it. Based on conditions that existed at June 30, 2018, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled Forward-Looking Statements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three and six months ended June 30, 2018 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our distribution policy and our ability to make cash distributions on our units or any increases in quarterly distributions;

•
our future financial condition and results of operations and our future revenues, expenses and capital expenditures, and our expected financial flexibility to pursue capital expenditures, acquisitions and other expansion opportunities;

•	our liquidity needs, meeting our going concern requirements and our expectation that we will have sufficient liquidity for the next twelve months;

•
our expected sources of funds for liquidity and working capital needs, our ability to enter into vessel financings and new bank financings and to refinance existing indebtedness and our ability to raise debt or equity financing through public or private offerings;

•
our expectation that the owner for one of our Suezmax tankers related to capital lease, the Toledo Spirit, will cancel the related charter contract for the vessel in 2018 and sell it to a third party, rather than requiring us to purchase the vessel related to the capital lease;

•	our ability to comply with the financial covenants of our credit facilities, term loans and capital leases;

•	our ability to enter into new or replacement charters for our vessels;

•	growth prospects and future trends of the markets in which we operate;

•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets and spot LNG, LPG and tanker charter rates;

•	the expected lifespan of our vessels, including our expectations as to any impairment of our vessels;

•
our expectations and estimates regarding future charter business, including with respect to minimum charter hire payments, revenues and our vessels’ ability to perform to specifications and maintain their hire rates in the future;

•
our expectations regarding the ability of YLNG, Awilco and our other customers to make charter payments to us, including purchase obligations relating to two of our LNG carriers completing charters with Awilco in 2019;

•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charter or whose charter contract are expiring;

•	our expectations regarding our ability to sell the European Spirit and African Spirit;

•
the future resumption of the LNG plant in Yemen operated by YLNG, the expected repayment of deferred hire amounts on our two 52%-owned vessels, the Marib Spirit and Arwa Spirit, on charter to YLNG, and the expected reduction to our equity income in 2018 as a result of the charter payment deferral;

•	our expectations regarding the completion of the Yamal LNG project, including the timing for the projects second LNG train;

•	expected purchases and deliveries of newbuilding vessels, the newbuildings’ commencement of service under charter contracts, and estimated costs for newbuilding vessels and timing of delivery;

•	the ability of us and our joint venture partners to obtain financing for unfinanced newbuilding vessels under construction;

•	expected financing for capital expenditures, vessel installments and our joint ventures;

•
our expectations regarding the schedule and performance of the Bahrain LNG Joint Venture and Bahrain LNG project and our expectations regarding the supply, modification, charter and timing of completion of the conversion of the FSU vessel for the project;

•	the expected cost of supervision and crew training in relation to the Pan Union Joint Venture, and our expected recovery of a portion of those costs;

•	our ability to maintain long-term relationships with major LNG and LPG importers and exporters and major crude oil companies;

•	our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time-charters with our LNG and LPG customers;

•
our expectations on the potential financial exposure relating to our guarantee of tax indemnification obligations of the Teekay Nakilat Joint Venture under lease arrangements for the RasGas II LNG Carriers and the potential timing of payment by the Teekay Nakilat Joint Venture;

•
our hedging activities relating to foreign exchange, interest rate and spot market risks, and the effects of fluctuations in foreign exchange, interest rate and spot market rates on our business and results of operations;

•	the potential impact and timing for adoption of new accounting guidance;

•	our expectations regarding the possibility of goodwill impairment;

•	anticipated taxation of us and our subsidiaries; and

•	our business strategy and other plans and objectives for future operations.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words believe, anticipate, expect, estimate, project, will be, will continue, will likely result, plan, intend or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production or price of LNG, LPG or oil; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; changes in the financial stability of our charterers; changes in trading patterns; changes in our expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG or LPG infrastructure; potential development of active short-term or spot LNG or LPG shipping markets; spot market rate fluctuations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our ability to renew or replace long-term contracts; our ability to secure charter contracts or remaining financing for our newbuilding carriers or other vessels; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations or the outcome of tax positions; our ability to fund our liquidity needs during the next twelve months, including our ability to obtain required debt finance and access additional cash and capital; our and our joint ventures’ potential inability to raise financing for existing newbuildings, to refinance our or their debt maturities, or to purchase additional vessels; our exposure to interest rate and currency exchange rate fluctuations; conditions in the public equity and debt markets; LNG or LPG project delays or abandonment; potential failure of the Yamal LNG Project to be completed for any reason, which may affect partners in the project; potential delays or cancellation of the Yamal LNG Project; the potential inability of Awilco to make payments under charter contracts; the potential failure of the YLNG project in Yemen to recommence operations or for YLNG to pay deferred charter hire amounts; the outcome of any claims by the lessor relating to tax indemnification obligations of Teekay Nakilat Joint Venture under lease arrangements and the outcome of discussions with HMRC in relation to the correct tax treatment to be applied to the lease arrangements; failure to materialize of assumptions underlying our estimates of U.S. federal taxable income to a holder of our units in a given year; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2017. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2018
PART I – FINANCIAL INFORMATION
ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR, EURIBOR or NIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at June 30, 2018, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected contractual maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. The expected contractual maturity dates do not reflect potential prepayments of long-term debt and obligations related to capital leases as well as the potential exercise of early termination options for certain of our interest rate swaps.

	Expected Maturity Date
	Remainder of 2018					There-after		Fair Value Liability

		2019	2020	2021	2022		Total		Rate (1)
	(in millions of U.S. Dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.)(2)	178.5	106.4	251.5	230.7	47.9	331.5	1,146.5	(1,122.2)	4.1%
Variable Rate (Euro)(3)(4)	20.1	25.1	26.3	27.5	28.8	89.8	217.6	(213.2)	1.0%
Variable Rate (NOK)(4)(5)	110.5	—	122.7	147.3	—	—	380.5	(387.7)	5.9%
Obligations Related to Capital Leases:
Variable-Rate ($U.S.)(6)	34.4	18.5	18.5	18.6	18.6	253.5	362.1	(361.1)	4.5%
Fixed-Rate ($U.S.)(6)	23.0	38.7	40.6	42.7	45.0	654.7	844.7	(804.8)	5.4%
Average Interest Rate(7)	5.4%	5.5%	5.5%	5.5%	5.5%	5.5%	5.5%
Interest Rate Swaps:
Contract Amount ($U.S.)(8)	61.0	174.9	197.6	190.9	25.9	215.4	865.7	(21.0)	3.3%
Average Fixed Pay Rate(2)	4.0%	2.8%	3.3%	3.5%	3.7%	3.4%	3.3%
Contract Amount (Euro)(4)(9)	129.5	9.9	10.6	11.4	12.3	43.9	217.6	(26.1)	3.1%
Average Fixed Pay Rate(3)	2.5%	3.7%	3.7%	3.7%	3.7%	3.9%	3.1%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and obligations related to capital leases, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our obligations related to capital leases is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our drawn floating-rate debt, which as of June 30, 2018 ranged from 0.30% to 3.25%. Please read “Item 1 – Financial Statements: Note 7 – Long-Term Debt”.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)
Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR. The repayment amounts give effect to the refinancing completed in July 2018 of one of our debt facilities that was scheduled to mature in 2018 with a new 100 million Euro ($117 million) facility maturing in 2024.

(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of June 30, 2018.

(5)
Interest payments on our NOK-denominated debt and on our cross-currency swaps are based on NIBOR. Our NOK-denominated bonds have been economically hedged with cross-currency swaps, to swap all interest and principal payments into U.S. Dollars, with the respective interest payments fixed at rates ranging from 5.92% to 7.72%, and the transfer of principal locked in at $430.5 million upon maturities. Please see "Foreign Currency Fluctuation Risk" below and read “Item 1 – Financial Statements: Note 10 – Derivative Instruments and Hedging Activities”.

(6)	The amount of obligations related to capital leases represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(7)
The average interest rate is the weighted-average interest rate implicit in the obligations related to capital leases at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate.

(8)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set at 3-month or 6-month LIBOR.

(9)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.

Spot Market Rate Risk

One of our Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-rate established in the charter depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The time-charter contract expires in August 2025, although the charterer has the right to terminate the time-charter in August 2018. In May 2018, the charterer gave formal notification to us of its intention to terminate its charter contract subject to certain conditions being met and the receipt of certain third-party approvals. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are settled at the end of each year. At June 30, 2018, the fair value of this derivative asset was $2.3 million and the change from December 31, 2017 to June 30, 2018 has been reported in realized and unrealized gain (loss) on non-designated derivative instruments.

Foreign Currency Fluctuation Risk

Our functional currency is U.S. Dollars because primarily all of our revenues and most of our operating costs are in U.S. Dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses, our Euro-denominated loans and restricted cash deposits and our NOK-denominated bonds. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We have Euro-denominated interest expense and Euro-denominated interest income related to our Euro-denominated loans of 186.2 million Euros ($217.6 million) and Euro-denominated restricted cash deposits of 20.8 million Euros ($24.3 million), respectively, as at June 30, 2018. We also incur NOK-denominated interest expense on our NOK-denominated bonds; however, we entered into cross-currency swaps and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross-currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross-currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2018 through 2021, and to economically hedge the interest rate exposure. We have not designated, for accounting purposes, these cross-currency swaps as cash flow hedges of our NOK-denominated bonds due in 2018 through 2021. Please read “Item 1 – Financial Statements: Note 10 – Derivative Instruments and Hedging Activities”. At June 30, 2018, the fair value of our cross-currency swaps was a net liability of $44.5 million and the change from December 31, 2017 to the reporting period has been reported in foreign currency exchange gain (loss). As a result, fluctuations in the Euro and NOK relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income, realized and unrealized gain on non-designated derivative instruments and foreign currency exchange gain (loss).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2018
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017, which could materially affect our business, financial condition or results of operations.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
None
Item 5 – Other Information
None
Item 6 – Exhibits
None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO.333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-190783) FILED WITH THE SEC ON AUGUST 22, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-220967) FILED WITH THE SEC ON OCTOBER 16, 2017

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-225584) FILED WITH THE SEC ON JUNE 12, 2018

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner

Date: August 17, 2018	By:	/s/ Edith Robinson
Edith Robinson
Secretary